     As filed with the Securities and Exchange Commission on July 5, 2001
                      Registration No. 333-_____/811-____

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                            ----------------------

                                   FORM N-4
            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                    PRE-EFFECTIVE AMENDMENT NO. ___    ( )
                     POST-EFFECTIVE AMENDMENT NO. ___  ( )

                                    and/or

                  REGISTRATION STATEMENT UNDER THE INVESTMENT
                              COMPANY ACT OF 1940
                         AMENDMENT NO. ___         (X)
                       (Check appropriate box or boxes)

                         AUSA SERIES ANNUITY ACCOUNT B
                          (Exact Name of Registrant)

                       AUSA LIFE INSURANCE COMPANY, INC.
                              (Name of Depositor)

                             4 Manhattanville Road
                           Purchase, New York 10577
        (Address of Depositor's Principal Executive Offices) (Zip Code)
              Depositor's Telephone Number, including Area Code:
                                (727) 299-1531

                              ___________________

                            Thomas E. Pierpan, Esq.
                              Assistant Secretary
                       AUSA Life Insurance Company, Inc.
                                P. O. Box 9054
                        Clearwater, Florida 33758-9054
                    (Name and Address of Agent for Service)

                                   Copy to:

                             Stephen E. Roth, Esq.
                        Sutherland Asbill & Brennan LLP
                        1275 Pennsylvania Avenue, N.W.
                          Washington, D.C. 20004-2415

                              ___________________

Approximate Date of Proposed Public Offering: As soon as practicable after the effective date of the Registration Statement.

Title of Securities Being Registered: Units of interest in the separate account under flexible payment deferred variable annuity contracts.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

                                    PART A

                           INFORMATION REQUIRED IN A
                                  PROSPECTUS

                                 [JANUS LOGO]
                               JANUS  ANNUITY -
                                   NEW YORK
                               VARIABLE ANNUITY
                                  PROSPECTUS

                                Issued Through
                         AUSA SERIES ANNUITY ACCOUNT B
                                      By
                       AUSA LIFE INSURANCE COMPANY, INC.

This prospectus gives you important information about the Janus Annuity - New York, a flexible payment variable accumulation deferred annuity contract. Please read this prospectus and the prospectuses for the Janus Aspen Series before you invest and keep them for future reference. This Contract is available to individuals and can be used with individual retirement plans. This Contract is available only in the State of New York.

You can put your money into 14 investment choices: a fixed account and 13 subaccounts of the AUSA Series Annuity Account B. Money you put in a subaccount is invested exclusively in a single mutual fund portfolio of the Janus Aspen Series. Your investments in the Janus portfolios are not guaranteed. You could lose your money. Money you direct into the fixed account earns interest at a rate guaranteed by AUSA.

The 13 portfolios we currently offer through the subaccounts under this Contract are:

                               JANUS ASPEN SERIES




           GROWTH PORTFOLIO             INTERNATIONAL GROWTH
AGGRESSIVE GROWTH PORTFOLIO                        PORTFOLIO
       CAPITAL APPRECIATION       WORLDWIDE GROWTH PORTFOLIO
                  PORTFOLIO             GLOBAL LIFE SCIENCES
  STRATEGIC VALUE PORTFOLIO                        PORTFOLIO
         BALANCED PORTFOLIO      GLOBAL TECHNOLOGY PORTFOLIO
      CORE EQUITY PORTFOLIO        FLEXIBLE INCOME PORTFOLIO
GROWTH AND INCOME PORTFOLIO           MONEY MARKET PORTFOLIO


                                                                          , 2001

The Securities and Exchange Commission has not approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

If you would like more information about the Janus Annuity - New York, you can obtain a free copy of the Statement of Additional Information ("SAI") dated
       , 2001. Please call us at 1-800-       (Monday-Friday, 9:00 A.M.-6:00
P.M., Eastern Time) or write us at: AUSA, Administrative Office - Annuity Department P.O. Box 9054, Clearwater, Florida 33758-9054. A registration statement, including the SAI, has been filed with the Securities and Exchange Commission ("SEC") and is incorporated herein by reference. The SEC maintains a web site (www.sec.gov) that contains the prospectus, the SAI, material incorporated by reference and other information. The table of contents of the SAI is included at the end of this prospectus.

Please note that the Contract and the Janus portfolios:
- are not bank deposits
- are not federally insured
- are not endorsed by any bank or government agency
- are not guaranteed to achieve their goal
- involve risks, including possible loss of premium

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                DEFINITIONS OF SPECIAL TERMS....................    3


                SUMMARY.........................................    7


                ANNUITY CONTRACT FEE TABLE......................   14


                EXAMPLE.........................................   16


                 1. THE ANNUITY CONTRACT........................   18


                 2. ANNUITY PAYMENTS (THE INCOME PHASE).........   20

                     Annuity Payment Options Under the
                       Contract.................................   21

                     Fixed Annuity Payment Options..............   22

                     Variable Annuity Payment Options...........   23


                 3. PURCHASE....................................   25

                     Contract Issue Requirements................   25

                     Purchase Payments..........................   25

                     Initial Purchase Requirements..............   25

                     Additional Purchase Payments...............   26

                     Maximum Purchase Payments..................   26

                     Allocation of Purchase Payments............   27

                     Right to Cancel Period.....................   27

                     Policy Delivery Receipt....................   28

                     Annuity Value..............................   28

                     Accumulation Units.........................   28


                 4. INVESTMENT CHOICES..........................   30

                     The Separate Account.......................   30

                     Janus Aspen Series.........................   30

                     The Fixed Account..........................   31

                     Transfers..................................   32

                     Systematic Exchanges.......................   33

                     Asset Rebalancing Program..................   34

                     Telephone Transactions.....................   35


                 5. EXPENSES....................................   37

                     Partial Withdrawals and Complete
                       Surrenders...............................   37

                     Mortality and Expense Risk Charge..........   37

                     Administrative Charge......................   37

                     Annual Contract Charge.....................   38

                     Transfer Charge............................   38

                     Premium Taxes..............................   38

                     Federal, State and Local Taxes.............   38

                     Portfolio Management Fees..................   38



                                          Janus Annuity - New York prospectus  1

                 6. TAXES.......................................   40

                     Annuity Contracts in General...............   40

                     Qualified and Nonqualified Contracts.......   40

                     Partial Withdrawals and Complete Surrenders
                       - Nonqualified Contracts.................   41

                     Multiple Contracts.........................   42

                     Diversification and Distribution
                       Requirements.............................   43

                     Partial Withdrawals and Complete Surrenders
                       - Qualified Contracts....................   43

                     Taxation of Death Benefit Proceeds.........   44

                     Annuity Payments...........................   44

                     Transfers, Assignments or Exchanges of
                       Contracts................................   45

                     Separate Account Charges...................   45

                     Possible Tax Law Changes...................   46


                 7. ACCESS TO YOUR MONEY........................   47

                     Partial Withdrawals and Complete
                       Surrenders...............................   47

                     Delay of Payment and Transfers.............   48

                     Systematic Partial Withdrawals.............   49


                 8. PERFORMANCE.................................   51


                 9. DEATH BENEFIT...............................   52

                     Payments on Death..........................   52

                     Amount of Death Benefit During the
                       Accumulation Period......................   53

                     Alternate Payment Elections Before the
                       Maturity Date............................   54


                10. OTHER INFORMATION...........................   55

                     Ownership..................................   55

                     Annuitant..................................   55

                     Beneficiary................................   55

                     Assignment.................................   55

                     AUSA Life Insurance Company, Inc. .........   56

                     The Separate Account.......................   56

                     Exchanges..................................   57

                     Voting Rights..............................   58

                     Distribution of the Contracts..............   58

                     Non-Participating Contract.................   58

                     IMSA.......................................   59

                     Legal Proceedings..........................   59

                     Financial Statements.......................   59


                TABLE OF CONTENTS OF THE STATEMENT OF ADDITIONAL
                  INFORMATION...................................   60


                APPENDIX A

                     Condensed Financial Information............   61


                APPENDIX B

                     Historical Performance Data................   62

 2 Janus Annuity - New York prospectus

DEFINITIONS OF SPECIAL TERMS
--------------------------------------------------------------------------------

accumulation period              The period between the Contract date and the
                                 maturity date while the Contract is in force.

accumulation unit value          An accounting unit of measure we use to
                                 calculate subaccount values during the
                                 accumulation period.

administrative office            Our administrative office and mailing address
                                 is P.O. Box 9054, Clearwater, Florida
                                 33758-9054 (8550 Ulmerton Road, Suite 101,
                                 Largo, Florida 33771 for overnight deliveries).
                                 Our phone number is 1-800-          . Please
                                 send all purchase payments, correspondence and notices to this address.

age The issue age, which is the annuitant's age on the birthday nearest the Contract date, plus the number of completed Contract years. When we use the term "age" in this prospectus, it has the same meaning as "attained age" in the Contract.

annuitant                        The person you named in the application (or
                                 later changed), to receive annuity payments.
                                 The annuitant may be changed as provided in the Contract's death benefit provisions and annuity provision.

annuity unit value               An accounting unit of measure we use to
                                 calculate annuity payments from certain
                                 subaccounts after the maturity date.

annuity value                    The sum of the separate account value and the
                                 fixed account value at the end of any valuation period.

AUSA
  (we, us, our)                  AUSA Life Insurance Company, Inc.

beneficiary(ies)                 The person(s) you elect to receive the death
                                 benefit proceeds under the Contract.

                                          Janus Annuity - New York prospectus  3
cash value                       The annuity value less any applicable premium
                                 taxes.

Code                             The Internal Revenue Code of 1986, as amended.

Contract date                    The later of the date on which the initial
                                 purchase payment is received, or the date that the properly completed application is received, at AUSA's administrative office. It is also the date when we allocate your purchase payment(s) to the reallocation account. We measure
                                 Contract years, Contract months and Contract anniversaries from the Contract date.

death report day                 The valuation date on which we have received
                                 both proof of death of the owner who is the annuitant and your beneficiary's election regarding payment.

fixed account                    An option to which you can direct your money
                                 under the Contract, other than the separate account. It provides a guarantee of principal and interest. The assets supporting the fixed account are held in the general account.

fixed account value              During the accumulation period, your Contract's
                                 value in the fixed account.

home office                      Our home office address is 4 Manhattanville
                                 Road, Purchase, New York 10577. Please do not send any money, correspondence or notices to this address; please send them to the administrative office.

in force Condition under which the Contract is active and the owner is entitled to exercise all rights under the Contract.

maturity date                    The date on which the accumulation period ends
                                 and annuity payments begin. The latest maturity

 4 Janus Annuity - New York prospectus
                                 date is the Contract anniversary nearest the annuitant's 90th birthday.

NYSE                             New York Stock Exchange.

nonqualified Contracts           Contracts issued other than in connection with
                                 retirement plans.

owner
  (you, your)                    The person(s) entitled to exercise all rights
                                 under the Contract. The annuitant is the owner unless the application states otherwise, or unless a change of ownership is made at a later time.

portfolio                        A separate investment portfolio of the Trust.

purchase payments                Amounts paid by an owner or on the owner's
                                 behalf to AUSA as consideration for the
                                 benefits provided by the Contract. When we use the term "purchase payment" in this prospectus, it has the same meaning as "net payment" in the Contract, which means the purchase payment less any applicable premium taxes.

qualified Contracts              Contracts issued in connection with retirement
                                 plans that qualify for special federal income tax treatment under the Code.

reallocation account             The Money Market subaccount.

reallocation date                The date shown on the schedule page of your
                                 Contract when we reallocate all annuity value held in the reallocation account to the fixed account and subaccounts you selected.

separate account                 AUSA Series Annuity Account B, a unit
                                 investment trust consisting of subaccounts.
                                 Each subaccount of the separate account invests solely in shares of a corresponding portfolio of the Trust.

                                          Janus Annuity - New York prospectus  5
separate account value           During the accumulation period, your Contract's
                                 value in the separate account, which equals the sum of the values in each subaccount.

subaccount                       A subdivision of the separate account that
                                 invests exclusively in the shares of a
                                 specified portfolio and supports the Contracts.
                                 Subaccounts corresponding to each portfolio hold assets under the Contract during the accumulation period. Other subaccounts corresponding to each portfolio will hold assets after the maturity date if you select a variable annuity payment option.

surrender                        The termination of a Contract at the option of
                                 the owner.

Trust Janus Aspen Series, an investment company registered with the U.S. Securities and Exchange Commission.

valuation date/business day      Each day on which the NYSE is open for trading,
                                 except when a subaccount's corresponding portfolio does not value its shares. AUSA is open for business on each day that the NYSE is open. When we use the term "business day," it has the same meaning as valuation date.

valuation period                 The period of time over which we determine the
                                 change in the value of the subaccounts in order to price accumulation units and annuity units.
                                 Each valuation period begins at the close of normal trading on the NYSE (currently 4:00 p.m.
                                 Eastern Time on each valuation date) and ends at the close of normal trading of the NYSE on the next valuation date.

 6 Janus Annuity - New York prospectus

SUMMARY
--------------------------------------------------------------------------------

               The sections in this summary correspond to sections in this prospectus, which discuss the topics in more detail. Please read the entire prospectus carefully.

1. THE ANNUITY CONTRACT

               The Janus Annuity - New York is a flexible payment variable accumulation deferred annuity contract (the "Contract") offered by AUSA. It is a contract between you, as the owner, and AUSA, a life insurance company. The Contract provides a way for you to invest on a tax-deferred basis in the subaccounts of the separate account and the fixed account. We intend the Contract to be used to accumulate money for retirement or other long-term investment purposes.

               The Contract allows you to direct your money into any of the 13 subaccounts. Each subaccount invests exclusively in a single portfolio of the Janus Aspen Series (the "Trust"). The money you invest in the subaccounts will fluctuate daily based on the portfolio's investment results. The value of your investment in the subaccounts is not guaranteed and may increase or decrease. You bear the investment risk for amounts you invest in the subaccounts.

               You can also direct money to the fixed account. Amounts in the fixed account earn interest annually at a fixed rate that is guaranteed by us never to be less than 3%, and may be more. We guarantee the interest, as well as principal, on money placed in the fixed account.

               You can transfer money between any of the investment choices during the accumulation period, subject to certain limits on transfers from the fixed account.

               The Contract, like all deferred annuity contracts, has two phases: the "accumulation period" and the "income phase." During the accumulation period, earnings accumulate on a tax-deferred basis and are taxed as ordinary income when you take them out of the Contract. The income phase starts on the maturity date when you begin receiving regular payments from your Contract. The money

                                          Janus Annuity - New York prospectus  7
               you can accumulate during the accumulation period, as well as the annuity payment option you choose, will largely determine the amount of any income payments you receive during the income phase.

2. ANNUITY PAYMENTS (THE INCOME PHASE)

               The Contract allows you to receive income under one of five annuity payment options. You may choose from fixed payment options or variable payment options. If you select a variable payment option, the dollar amount of the payments you receive may go up or down depending on the investment results of the portfolios you invest in at that time. You cannot annuitize before your Contract's fifth anniversary.

3. PURCHASE

               You can buy this Contract with $2,500 or more under most circumstances. You can add as little as $100 at any time during the accumulation period. We allow purchase payments up to a total of $1,000,000 per Contract year without prior approval. There is no limit on the total purchase payments you may make during the accumulation period.

4. INVESTMENT CHOICES

               You can invest your money in any of the 13 portfolios of the Trust by directing it to the corresponding subaccount. The portfolios are described in the prospectuses for the Trust. The portfolios now available to you under the Contract are:

               Janus Aspen Series




                Growth Portfolio              International Growth Portfolio
                Aggressive Growth Portfolio   Worldwide Growth Portfolio
                Capital Appreciation          Global Life Sciences Portfolio
                Portfolio                     Global Technology Portfolio
                Strategic Value Portfolio     Flexible Income Portfolio
                Balanced Portfolio            Money Market Portfolio
                Core Equity Portfolio
                Growth and Income Portfolio


 8 Janus Annuity - New York prospectus

               Depending upon market conditions, you can make or lose money in any of these subaccounts. We reserve the right to offer other investment choices in the future.

               You can also allocate your purchase payments to the fixed account. We will limit your allocations or transfers to the fixed account if the fixed account value following the allocation or transfer would exceed $500,000.

               Transfers. You have the flexibility to transfer assets within your Contract. At any time during the accumulation period you may transfer amounts among the subaccounts and between the subaccounts and the fixed account. Certain restrictions apply.

5. EXPENSES

               We do not take any deductions from purchase payments at the time you buy the Contract. You invest the full amount of each purchase payment in one or more of the investment choices.

               During the accumulation period and the income phase, we deduct a daily mortality and expense risk charge of 0.50% and a daily administrative charge of 0.15% each year from the money you have invested in the subaccounts.

               During the accumulation period, we deduct an annual Contract charge of $30 from the annuity value on each Contract anniversary. We currently waive this charge if the annuity value of your Contract equals or exceeds $25,000 on the Contract anniversary when this charge is payable.

               We impose a $10 charge per transfer if you make more than 12 transfers among the subaccounts per Contract year.

               The portfolios deduct management fees and expenses from amounts you have invested in the portfolios. These fees and expenses reduce the value of your portfolio shares. These fees and expenses currently range from 0.36% to 1.25% annually, depending on the portfolio. See the prospectuses for the Trust and the Annuity Contract Fee Table on page 14 of this prospectus.

                                          Janus Annuity - New York prospectus  9

6. TAXES

               The Contract's earnings are generally not taxed until you take them out. For federal tax purposes, if you take money out during the accumulation period, earnings come out first and are taxed as ordinary income. If you are younger than 59 1/2 when you take money out, you may be charged a 10% federal penalty tax on the earnings. The annuity payments you receive during the income phase may be considered partly a return of your original investment so that part of each payment may not be taxable as income until the "investment in the contract" has been fully recovered. Different tax consequences may apply for a Contract used in connection with a qualified retirement plan.

               Death benefits are taxable and generally are included in the income of the recipient as follows: if received under an annuity payment option, death benefits are taxed in the same manner as annuity payouts; if not received under an annuity payment option (for instance, if paid out in a lump sum), death benefits are taxed in the same manner as a partial withdrawal or complete surrender.

7. ACCESS TO YOUR MONEY

               You can take some or all of your money out anytime during the accumulation period. However, you may not take a partial withdrawal if it reduces the cash value below $2,500. No partial withdrawals may be made from the fixed account without prior consent from us. Access to amounts held in qualified contracts may be restricted or prohibited. You may also have to pay federal income tax and a penalty tax on any money you take out. No withdrawal charges apply.

8. PERFORMANCE

               The value of your Contract will vary up or down depending upon the investment performance of the subaccounts you choose and will be reduced by Contract fees and charges. We provide performance information in Appendix B and in the SAI. Past performance does not guarantee future results.

10 Janus Annuity - New York prospectus

9.  DEATH BENEFIT

               If you are both an owner and the annuitant and you die before the income phase begins, your beneficiary will receive a death benefit.

               If you name different persons as owner and annuitant, you can affect whether the death benefit is payable and who will receive it. Use care when naming owners, annuitants and beneficiaries.

               If the annuitant who is an owner dies during the accumulation period and if a death benefit is payable, the death benefit will be the greater of:

               - the annuity value of your Contract on the death report day; or

               - the total purchase payments you make to the Contract, reduced by partial withdrawals.

               The death benefit payable, if any, on or after the maturity date depends on the annuity payment option selected. See Fixed Annuity Payment Options and Variable Annuity Payment Options on pages 22 and 23 for a description of the annuity payment options. Not all payment options provide for a death benefit.

10. OTHER INFORMATION

               Right to Cancel Period. You may return your Contract for a refund within 30 days after you receive it. If you return your Contract within this period, we will refund your original purchase payment(s). We will pay the refund within 7 days after we receive your written notice of cancellation and the returned Contract. The Contract will then be deemed void. On the Contract date, we will place your purchase payment(s) in the reallocation account until the reallocation date shown on your Contract schedule page.

               Who Should Purchase the Contract? We have designed this Contract for people seeking long-term tax deferred accumulation of assets, generally for retirement. This includes persons who have maximized their use of other retirement savings methods, such as 401(k) plans and individual retirement accounts. The tax-deferred

                                         Janus Annuity - New York prospectus  11
               feature is most attractive to people in high federal and state tax brackets. You should not buy this Contract if you are looking for a short-term investment or if you cannot take the risk of getting back less money than you put in. If you are purchasing the Contract through a tax-favored arrangement, including traditional IRAs and Roth IRAs, you should consider carefully the costs and benefits of the Contract (including annuity income benefits) before purchasing the Contract, since the tax-favored arrangement itself provides tax-sheltered growth.

               Additional Features. This Contract has additional features that might interest you. These include the following:

               - Systematic Partial Withdrawals: You can arrange to have money automatically sent to you monthly, quarterly, semi-annually, or annually while your Contract is in the accumulation period. Amounts you receive may be included in your gross income, and, in certain circumstances, may be subject to penalty taxes.

               - Systematic Exchanges: You can arrange to have a certain amount of money automatically transferred monthly from one or any combination of the fixed account, the Money Market subaccount or the Flexible Income subaccount into your choice of subaccounts. This is also known as dollar cost averaging, a long-term investment method which provides for regular, level investments over time. Systematic exchanges do not guarantee a profit or protect against a loss if market prices decline.

               - Asset Rebalancing: We will, upon your request, automatically transfer amounts periodically among the subaccounts on a regular basis to maintain a desired allocation of the annuity value among the various subaccounts.

               - Telephone Transactions: You may make additional purchase payments, transfers, withdrawals and/or change the allocation of additional purchase payments by telephone.

               These features may not be suitable for your particular situation.

12 Janus Annuity - New York prospectus

11. INQUIRIES

               If you need additional information, please contact us at:

               AUSA Life
               Administrative Office
               Attention: Annuity Department
               P.O. Box 9054
               Clearwater, FL 33758-9054
               1-800-          (Monday-Friday, 9:00 A.M.-6:00 P.M.,
               Eastern Time)
               [www.janus.com]

                                         Janus Annuity - New York prospectus  13

ANNUITY CONTRACT FEE TABLE
--------------------------------------------------------------------------------



------------------------------------------------------------------------------------
                                                Separate Account Annual Expenses
                                              (as a percentage of average separate
        Owner Transaction Expenses                       account value)
------------------------------------------------------------------------------------
   Sales Load On Purchase Payments......      Mortality and Expense Risk
   None                                       Charge/(1)/...................  0.50%
   Maximum Withdrawal Charge....... None      Administrative Charge/(1)/....  0.15%
   Transfer Charge.............$10 After                                      -----
   12 Per Contract Year                       TOTAL SEPARATE ACCOUNT ANNUAL
                                              EXPENSES......................  0.65%

-------------------------------------

   Other Expenses

-------------------------------------

   Annual Contract Charge*.......$30 Per
   Contract Year
   * We waive the annual Contract charge
     when the annuity value on the
     Contract anniversary is equal to or
     greater than $25,000.

-------------------------------------------------------------------------------------------------
                                     Portfolio Annual Expenses/(2)/
                                (as a percentage of average net assets)
-------------------------------------------------------------------------------------------------
                                                                                   Total Annual
                                                      Total Annual                   Portfolio
                                                   Portfolio Operating               Operating
     Janus Aspen Series    Management    Other      Expenses Without      Total      Expenses
         Portfolios           Fee       Expenses       Waivers/(3)/       Waivers   with Waivers
-------------------------------------------------------------------------------------------------
   Growth                    0.65%       0.02%            0.67%             N/A        0.67%

   Aggressive Growth         0.65%       0.01%            0.66%             N/A        0.66%

   Capital Appreciation      0.65%       0.02%            0.67%             N/A        0.67%

   Strategic Value           0.65%       2.80%            3.45%           2.20%        1.25%

   Balanced                  0.65%       0.01%            0.66%             N/A        0.66%

   Core Equity               0.65%       1.00%            1.65%           0.40%        1.25%

   Growth and Income         0.65%       0.13%            0.78%             N/A        0.78%

   International Growth      0.65%       0.06%            0.71%             N/A        0.71%

   Worldwide Growth          0.65%       0.04%            0.69%             N/A        0.69%

   Global Life Sciences      0.65%       0.38%            1.03%             N/A        1.03%

   Global Technology         0.65%       0.04%            0.69%             N/A        0.69%

   Flexible Income           0.65%       0.11%            0.76%             N/A        0.76%

   Money Market              0.25%       0.11%            0.36%             N/A        0.36%

-------------------------------------------------------------------------------------------------

/(1)/ These charges apply to each subaccount. They do not apply to the fixed account. These charges apply during the accumulation period and the income phase.

/(2)/ The fee table information relating to the Janus portfolios was provided to AUSA by the Trust. AUSA has not independently verified such information. Actual future expenses of the portfolios may be greater or less than those shown in the table.

/(3)/ Expenses are based upon expenses for the fiscal year ended December 31, 2000, restated to reflect a reduction in the management fee for Growth, Aggressive Growth, Capital Appreciation, Balanced, Core Equity, Growth and Income, International Growth, and Worldwide Growth Portfolios. Expenses are stated both with and without contractual waivers by Janus Capital.

14 Janus Annuity - New York prospectus

    Waivers, if applicable, are first applied against the management fee and then against other expenses, and will continue until at least the next annual renewal of the advisory agreement. All expenses are shown without the effect of any expense offset arrangements.

                                         Janus Annuity - New York prospectus  15

EXAMPLE
--------------------------------------------------------------------------------

               You would pay the following expenses on a $1,000 investment, assuming a hypothetical 5% annual return on assets, and assuming the entire $1,000 is invested in the subaccount listed.

               Because the Contract does not assess withdrawal charges, you will pay the same amount of expenses whether or not you surrender, annuitize, or remain invested in the Contract.


------------------------------------------------------------------------------------------
                                                    If You Surrender, Annuitize* or
                                                 Remain Invested in the Contract at the
                                                   End of the Applicable Time Period
   Subaccounts                                  1 Year    3 Years    5 Years    10 Years
------------------------------------------------------------------------------------------
   Growth                                        $14        $43       $ 75        $165

   Aggressive Growth                             $14        $43       $ 75        $164

   Capital Appreciation                          $14        $43       $ 75        $165

   Strategic Value                               $20        $61       $105        $228

   Balanced                                      $14        $43       $ 75        $164

   Core Equity                                   $20        $61       $105        $228

   Growth and Income                             $15        $47       $ 81        $177

   International Growth                          $14        $45       $ 77        $169

   Worldwide Growth                              $14        $44       $ 76        $167

   Global Life Sciences                          $18        $55       $ 94        $204

   Global Technology                             $14        $44       $ 76        $167

   Flexible Income                               $15        $46       $ 80        $175

   Money Market                                  $11        $34       $ 59        $130

------------------------------------------------------------------------------------------

 * You cannot annuitize your Contract before your Contract's fifth anniversary.

               The fee table and example above will help you understand the costs of investing in the subaccounts. The fee table and example reflect the 2000 expenses (except as noted in the footnotes) of the portfolios of the Trust and the subaccount fees and charges without waivers or reductions. The example assumes that the expense limitations in effect for 2000 will remain in place for the entire period illustrated and that no transfer charges have been assessed. In addition, the $30 annual Contract charge is reflected as a charge of 0.30% based on an anticipated average Contract size of $10,000.

               Please remember that the example is an illustration and does not represent past or future expenses. Your actual expenses may be higher or lower than those shown. Similarly, your rate

 16 Janus Annuity - New York prospectus
               of return may be more or less than the 5% assumed rate in he example.

               Financial Information. There is no financial history of the subaccounts in this prospectus because the subaccounts have not commenced operations as of the date of this prospectus.

                                         Janus Annuity - New York prospectus  17

1.  THE ANNUITY CONTRACT
--------------------------------------------------------------------------------

               This prospectus describes the Janus Annuity - New York variable annuity contract offered by AUSA.

               An annuity is a contract between you, the owner, and an insurance company (in this case AUSA), where the insurance company promises to pay the annuitant an income in the form of annuity payments. These payments begin after the maturity date. (See Section 2 on page 20.) Until the maturity date, your annuity is in the accumulation period and the earnings are tax deferred. Tax deferral means you generally are not taxed on your annuity until you take money out of your annuity. After the maturity date, your annuity switches to the income phase.

               The Contract is a flexible payment variable accumulation deferred annuity. You can use the Contract to accumulate funds for retirement or other long-term financial planning purposes.

               It is a "flexible payment" Contract because after you purchase it, you can generally make additional investments of $100 or more at any time, until the maturity date. But you are not required to make any additional investments.

               The Contract is a "variable" annuity because the value of your Contract can go up or down based on the performance of your investment choices. If you select the variable investment portion of the Contract, the amount of money you are able to accumulate in your Contract during the accumulation period depends upon the performance of your investment choices. If you elect to receive variable annuity payments during the income phase of your Contract, the amount of your annuity payments will also depend upon investment performance of your investment choices for the income phase.

               The Contract also contains a fixed account. We will limit your allocations or transfers to the fixed account if the fixed account value following the allocation or transfer would exceed $500,000. The fixed account offers an interest rate that is guaranteed by AUSA to equal at least 3% per year. There may be different interest rates for each payment or transfer you direct to the fixed

18 Janus Annuity - New York prospectus
               account which are equal to or greater than the guaranteed rate. The interest rates we set will be credited for periods of at least one year measured from each payment or transfer date.

                                         Janus Annuity - New York prospectus  19

2. ANNUITY PAYMENTS (THE INCOME PHASE)
--------------------------------------------------------------------------------

               You choose the date when annuity payments start under the Contract. This is the maturity date. You can change this date by giving us 30 days written notice. The maturity date cannot be earlier than the end of the fifth Contract year. The maturity date cannot be later than the Contract anniversary nearest the annuitant's 90(th) birthday. The maturity date may be earlier for qualified Contracts.

               Election of Annuity Payment Option. Before the maturity date, if the annuitant is alive, you may choose an annuity payment option or change your option. If you do not choose an annuity option by the maturity date, we will make payments under Option D (see page
               23) as a Variable Life Income with 10 years of guaranteed payments. You cannot change the annuity payment option after the maturity date.

               If you choose a variable payment option, you must specify how you want the annuity proceeds divided among the subaccounts as of the maturity date. If you do not specify, we will allocate the annuity proceeds in the same proportion as the annuity value is allocated among the investment options on the maturity date. After the maturity date, you may make transfers among the subaccounts, but you may not make transfers from or to the fixed account; we may limit subaccount transfers to one per Contract year.

               Unless you specify otherwise, the annuitant named on the application will receive the annuity payments. You can change the annuitant or add a co-annuitant on the maturity date. If you do not choose an annuitant, we will consider you to be the annuitant.

               Supplemental Contract. Once you annuitize and you have selected a fixed annuity payment option, the Contract will end and we will issue a supplemental Contract to describe the terms of the option you selected. The supplemental Contract will name who will receive the annuity payments and describe when the annuity payments will be made.

20 Janus Annuity - New York prospectus

               Annuity Payment Options Under the Contract

               The Contract provides five annuity payment options that are described below. You may choose any annuity payment option available under your Contract. You can choose to receive payments monthly, quarterly, semi-annually or annually.

               We will use your "annuity proceeds" to provide these payments. The "annuity proceeds" is your annuity value on the maturity date, less any premium tax that may apply. If your annuity payment would be less than $20, then we will pay you the annuity proceeds in one lump sum.

               Fixed Annuity Income Payments. If you choose annuity payment Option A, B or C, the dollar amount of each annuity payment will be fixed on the maturity date and guaranteed by us. The payment amount will depend on three things:

               - The amount of the annuity proceeds on the maturity date;

               - The interest rate we credit on those amounts (we guarantee a minimum annual interest rate of 3%); and

               - The specific payment option you choose.

               Variable Annuity Income Payments. If you choose variable annuity payment Option D or E, the dollar amount of the first variable payment will be determined in accordance with the annuity payment rates set forth in the applicable table contained in the Contract. The dollar amount of each additional variable payment will vary based on the investment performance of the subaccount(s) you invest in and the Contract's assumed investment return of 5%. The dollar amount of each variable payment after the first may increase, decrease or remain constant. If, after all charges are deducted, the actual investment performance exactly matches the Contract's assumed investment return of 5% at all times, then the amount of the next variable annuity payment would remain the same. If actual investment performance, after all charges are deducted, exceeds the assumed investment return, then the amount of the variable annuity payments would increase.

                                         Janus Annuity - New York prospectus  21

               But, if actual investment performance, less charges, is lower than the 5% assumed investment return, then the amount of the variable annuity payments would decrease. The portfolio in which you are invested must grow at a rate at least equal to the 5% assumed investment return (plus the mortality and expense risk charge of 0.50% annually and the administrative charge of 0.15% annually) in order to avoid a decrease in the dollar amount of variable annuity payments. For more information on how variable annuity income payments are determined, see the SAI.

               The annuity payment options are explained below. Options A, B, and C are fixed only. Options D and E are variable only.

               Fixed Annuity Payment Options

               Payment Option A - Fixed Installments: We will pay the annuity in equal payments over a fixed period of 5, 10, 15 or 20 years or any other fixed period acceptable to AUSA.

               Payment Option B - Life Income - Fixed Payments:

               - No Period Certain - We will make level payments only during the annuitant's lifetime; or

               - 10 Years Certain - We will make level payments for the longer of the annuitant's lifetime or 10 years; or

               - Guaranteed Return of Annuity Proceeds - We will make level payments for the longer of the annuitant's lifetime or until the total dollar amount of payments we made to you equals the annuity proceeds.

               Payment Option C - Joint and Survivor Life Income - Fixed
               Payments: We will make level payments during the joint lifetime of the annuitant and a co-annuitant of your choice. Payments will be made as long as either person is living.

22 Janus Annuity - New York prospectus

               Variable Annuity Payment Options

               Payment Option D - Variable Life Income: The annuity proceeds are used to purchase variable annuity units in the subaccounts you select. You may choose between:

               - No Period Certain - We will make variable payments only during the annuitant's lifetime; or

               - 10 Years Certain - We will make variable payments for the longer of the annuitant's lifetime or 10 years.

               Payment Option E - Variable Joint and Survivor Life Income: We will make variable payments during the joint lifetime of the annuitant and a co-annuitant of your choice. Payments will be made as long as either person is living.

               Other annuity payment options may be arranged by agreement with us.

               Note Carefully: The death benefit payable after the maturity date will be affected by the annuity option you choose.

               IF:

               - you choose Life Income with No Period Certain or a Joint and
                 Survivor Life Income (fixed or variable); and

               - the annuitant(s) dies, for example, before the due date of the second annuity payment;

               THEN:

               - we may make only one annuity payment and there will be no death benefit payable.

               IF:

               - you choose Fixed Installments, Life Income with 10 Years
                 Certain, Life Income with Guaranteed Return of Annuity Proceeds, or Variable Life Income with 10 Years Certain; and

               - the person receiving payments dies prior to the end of the guaranteed period;

                                         Janus Annuity - New York prospectus  23

               THEN:

               - the remaining guaranteed payments will be continued to that person's beneficiary, or their value (determined at the date of death) may be paid in a single sum.

               We will not pay interest on amounts represented by uncashed annuity payment checks if the postal or other delivery service is unable to deliver checks to the annuitant's address of record. The annuitant is responsible for keeping AUSA informed of the annuitant's current address of record.

24 Janus Annuity - New York prospectus

3. PURCHASE
--------------------------------------------------------------------------------

               Contract Issue Requirements

               We will issue a Contract IF:

               - we receive the information we need to issue the Contract;

               - we receive a minimum initial purchase payment; and

               - you and the annuitant are age 85 or younger.

               Purchase Payments

               You should make checks or drafts for purchase payments payable only to "AUSA Life" and send them to our administrative office. Your check or draft must be honored in order for us to pay any associated payments and benefits due under the Contract.

               Initial Purchase Requirements

               The initial purchase payment for most Contracts must be at least $2,500. We will credit your initial purchase payment to your Contract within two business days after the day we receive it at our administrative office and your complete Contract information. If we are unable to credit your initial purchase payment, we will contact you within five business days and explain why. We will also return your initial purchase payment at that time unless you tell us to keep it. We will credit your initial purchase payment as soon as we receive all necessary application information.

               The date on which we credit your initial purchase payment to your Contract is the Contract date. The Contract date is used to determine Contract years, Contract months and Contract anniversaries.

                                         Janus Annuity - New York prospectus  25

               If you wish to make purchase payments by bank wire, please instruct your bank to wire federal funds as follows:

               Allfirst Bank of Baltimore
               ABA #052000113
               For credit to: AUSA Life
               Account #[89573171]
               Owner's Name:
               Contract Number:
               Attention: [General] Accounting

               We may reject any application or purchase payments for any reason permitted by law.

               Additional Purchase Payments

               You are not required to make any additional purchase payments. However, you can make additional purchase payments as often as you like during the lifetime of the annuitant and prior to the maturity date. We will accept purchase payments by bank wire or by check. Additional purchase payments must be at least $100 ($1,000 if by wire). We will credit any additional purchase payments you make to your Contract at the accumulation unit value computed at the end of the business day on which we receive them at our administrative office. Our business day closes at 4:00 p.m. Eastern Time. If we receive your purchase payments after the close of our business day, we will calculate and credit them as of the close of the next business day.

               Maximum Purchase Payments

               We allow purchase payments up to a total of $1,000,000 per Contract year without prior approval. There is no limit on the total purchase payments you may make during the accumulation period.

26 Janus Annuity - New York prospectus

               Allocation of Purchase Payments

               On the Contract date, we will place your purchase payment(s) in the reallocation account until the reallocation date. See Right to Cancel Period below. Your allocation must be in whole percentages and must total 100%. We will allocate additional purchase payments in accordance with your current purchase payment allocation instructions.

               We will limit your allocations or transfers to the fixed account if the fixed account value following the allocation or transfer would exceed $500,000.

               You may change allocations for future additional purchase payments by writing or telephoning the administrative office, subject to the limitations described below under Telephone Transactions on page 35. The allocation change will apply to purchase payments received after the date we receive the change request.

               You should review periodically how your payments are divided among the subaccounts because market conditions and your overall financial objectives may change.

               Right to Cancel Period

               You may return your Contract for a refund within 30 days after you receive it. If you return your Contract within this period, we will refund your original purchase payment(s). We will pay the refund within 7 days after we receive your written notice of cancellation and the returned Contract. The Contract will then be deemed void.

               Reallocation Account. We will allocate your purchase payment(s) on the Contract date to the reallocation account until the reallocation date shown on your Contract schedule page. While held in the reallocation account, your purchase payment(s) will be credited with gains and losses of the Money Market subaccount.

                                         Janus Annuity - New York prospectus  27

               On the first valuation date on or after the reallocation date, we will reallocate all annuity value from the reallocation account to the fixed account and/or subaccounts in accordance with your current purchase payment allocation instructions.

               Policy Delivery Receipt

               You will be given 30 days after receipt of your Contract to sign and return the Policy Delivery Receipt Form. Your signature on the Policy Delivery Receipt Form is the acceptance for your Contract. If after 30 days, we have not received the signed form, we will follow up with a reminder letter. After 60 days, if we have still not received this signed form, we will send another request by certified mail. If the certified mail slip is returned, but the Policy Delivery Receipt is still not received, we will assume you have accepted this Contract. Also, if, at any time after we issue this Contract, you have made any of the following transactions: partial withdrawals, systematic partial withdrawals, transfers, automatic monthly investing and/or additional purchase payments, we will assume you have accepted this Contract.

               Annuity Value

               You should expect your annuity value to change from valuation period to valuation period to reflect the investment performance of the portfolios, the interest credited to your value in the fixed account, and the fees and charges we deduct. A valuation period begins at the close of business on each business day and ends at the close of business on the next valuation date. A valuation date is any day the NYSE is open. Our business day closes when the NYSE closes, usually 4:00 P.M. Eastern Time. We observe the same holidays as the NYSE.

               Accumulation Units

               We measure the value of your Contract during the accumulation period by using a measurement called an accumulation unit. During the income phase, we use a measurement called an

28 Janus Annuity - New York prospectus
               annuity unit. When you direct money into a subaccount, we credit your Contract with accumulation units for that subaccount. We determine how many accumulation units to credit by dividing the dollar amount you direct to the subaccount by the subaccount's accumulation unit value as of the end of that valuation date. If you withdraw or transfer out of a subaccount, or if we assess a transfer or annual Contract charge, we subtract accumulation units from the subaccounts using the same method.

               Each subaccount's accumulation unit value was set at $10 when the subaccount started. We recalculate the accumulation unit value for each subaccount at the close of each valuation date. The new accumulation unit value reflects the investment performance of the underlying portfolio and the daily deduction of the mortality and expense risk charge and the administrative charge. For a detailed discussion of how we determine accumulation unit values, see the SAI.

                                         Janus Annuity - New York prospectus  29

4. INVESTMENT CHOICES
--------------------------------------------------------------------------------

               The Separate Account

               The separate account currently consists of 13 subaccounts.

               Janus Aspen Series

               Each subaccount invests exclusively in one portfolio of the Trust. Janus Capital Corporation serves as the investment adviser to each portfolio. The portfolios are listed below.

               Growth Portfolio
               Aggressive Growth Portfolio
               Capital Appreciation Portfolio
               Strategic Value Portfolio
               Balanced Portfolio
               Core Equity Portfolio
               Growth and Income Portfolio
               International Growth Portfolio
               Worldwide Growth Portfolio
               Global Life Sciences Portfolio
               Global Technology Portfolio
               Flexible Income Portfolio
               Money Market Portfolio

               The general public may not purchase these portfolios. Their investment objectives and policies may be similar to other portfolios and mutual funds managed by the same investment adviser that are sold directly to the public. You should not expect that the investment results of the other portfolios and mutual funds will be comparable to those of the portfolios offered by this prospectus.

               There is no assurance that a portfolio will achieve its stated objective(s). More detailed information, including an explanation of each portfolio's investment objective, may be found in the Trust's current prospectuses, which are attached to this prospectus. You should read the prospectuses for the Trust carefully before you invest.

30 Janus Annuity - New York prospectus

               We do not guarantee that each portfolio will always be available for investment through the Contract. We reserve the right, subject to compliance with applicable laws, to add new portfolios, close existing portfolios, or substitute portfolio shares that are held by any subaccount for shares of a different portfolio. New or substitute portfolios may have different fees and expenses and their availability may be limited to certain classes of purchasers.

               The Fixed Account

               Purchase payments you allocate to and amounts you transfer to the fixed account become part of the general account of AUSA. Interests in the general account have not been registered under the Securities Act of 1933 (the "1933 Act"), nor is the general account registered as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"). Accordingly, neither the general account nor any interests in the general account is generally subject to the provisions of the 1933 Act or 1940 Act. AUSA has been advised that the staff of the SEC has not reviewed the disclosure in this prospectus which relate to the fixed account.

               We guarantee that the interest credited to the fixed account will not be less than 3% per year. We have no formula for determining fixed account interest rates. We establish the interest rate, at our sole discretion, for each purchase payment or transfer into the fixed account. Rates are guaranteed for at least one year.

               If you select the fixed account, your money will be placed with the other general assets of AUSA. All assets in our general account are subject to the general liabilities of our business operations. The amount of money you are able to accumulate in the fixed account during the accumulation period depends upon the total interest credited. The amount of annuity payments you receive during the income phase under a fixed annuity option will remain level for the entire income phase. You may not transfer money between the fixed account and the subaccounts during the income phase.

                                         Janus Annuity - New York prospectus  31

               When you request a transfer or partial withdrawal from the fixed account, we will account for it on a first-in, first-out ("FIFO") basis, for purposes of crediting your interest. This means that we will take the deduction from the oldest money you have put in the fixed account. You may not make partial withdrawals from the fixed account unless we consent.

               We will limit your allocations or transfers to the fixed account if the fixed account value following the allocation or transfer would exceed $500,000.

               Transfers

               During the accumulation period, you may make transfers from any subaccount as often as you wish. However, if you elect the asset rebalancing program, you may not make any transfers if you want to continue in the program. A transfer would automatically cancel your participation in the asset rebalancing program. We may also limit "substantive" transfers as discussed below.

               Transfers from the fixed account are allowed once each Contract year. We must receive written notice within 30 days after a Contract anniversary. The amount that may be transferred is the greater of: (1) 25% of the dollar amount in the fixed account, or
               (2) the amount you transferred out of the fixed account in the previous Contract year.

               During the income phase of your Contract, you may transfer values from one subaccount to another. No transfers may be made to or from the fixed account. The minimum amount that can be transferred during this phase is the lesser of $10 of monthly income, or the entire monthly income of the variable annuity units in the subaccount from which the transfer is being made. We may limit subaccount transfers to one per Contract year. No transfers may be made to or from the fixed account after the maturity date.

               Transfers may be made by telephone, subject to limitations described below under Telephone Transactions on page 35.

32 Janus Annuity - New York prospectus

               If you make more than 12 transfers from the subaccounts in any Contract year, we will charge you $10 for each additional transfer you make during that year. Currently, there is no charge for transfers from the fixed account.

               Transfers to and from the subaccounts will be processed based on the accumulation unit values determined at the end of the business day on which we receive your written, telephoned, or faxed request at our administrative office, provided we receive your request before the close of our business day (usually 4:00 p.m. Eastern Time). If we receive your request at our administrative office after the close of our business day, we will process the transfer request using the accumulation unit value for the next business day.

               The Contract you are purchasing was not designed for professional market timing organizations or other persons that use programmed, large, or frequent transfers. The use of such transfers may be disruptive to the underlying portfolio and increase transaction costs. We reserve the right to reject any purchase payment or transfer request from any person if, in our judgment, the payment or transfer or series of transfers would have a negative impact on a portfolio's operations or if a portfolio would reject our purchase order. We may impose other restrictions on transfers or even prohibit them for any owner who, in our view, has abused, or appears likely to abuse, the transfer privilege.

               We may, at any time, discontinue transfer privileges, modify our procedures, or limit the number of transfers we permit.

               Systematic Exchanges

               Systematic exchanges allows you to transfer systematically a specific amount each month from the fixed account, the Money Market subaccount, the Flexible Income subaccount, or any combination of these accounts to a different subaccount. You may specify the dollar amount to be transferred monthly; however, you must transfer a minimum of $100 per exchange. To qualify, a

                                         Janus Annuity - New York prospectus  33
               minimum of $2,500 must be in each subaccount from which we make the transfer.

               There is no charge for this program. However, these transfers do count towards the 12 free transfers allowed during each Contract year.

               If you make systematic exchanges from the fixed account, each month you may transfer no more than 1/10th of the dollar amount in the fixed account on the date you start systematic exchanges.

               By transferring a set amount on a regular schedule instead of transferring the total amount at one particular time, you may reduce the risk of investing in the portfolios only when the price is high. Systematic exchanges do not guarantee a profit and it does not protect you from loss if market prices decline.

               We reserve the right to discontinue offering systematic exchanges 30 days after we send notice to you. Systematic exchanges are not available if you have elected the asset rebalancing program or if you elect to participate in any asset allocation service provided by a third party.

               Asset Rebalancing Program

               During the accumulation period you can instruct us to rebalance automatically the amounts in your subaccounts to maintain your desired asset allocation. This feature is called asset rebalancing. To enter into asset rebalancing, please send a request form to the administrative office. To end participation in asset rebalancing, please call or write to the administrative office. Entrance to the asset rebalancing program is limited to once per Contract year. However, we will not rebalance if you are in systematic exchanges, if you are taking systematic partial withdrawals, if you elect to participate in any asset allocation service provided by a third party, or if you request any other transfer. Asset rebalancing ignores amounts in the fixed account. You can choose to rebalance monthly, quarterly, semi-annually, or annually.

 34 Janus Annuity - New York prospectus

               To qualify for asset rebalancing, a minimum annuity value of $2,500 for an existing Contract, or a minimum initial purchase payment of $2,500 for a new Contract, is required. Any annuity value in the fixed account may not be included in the asset rebalancing program. Asset rebalancing does not guarantee gains, nor does it assure that any subaccount will not have losses.

               There is no charge for this program. However, each reallocation which occurs under asset rebalancing will be counted towards the 12 free transfers allowed during each Contract year.

               We reserve the right to discontinue, modify or suspend the asset rebalancing program at any time.

               Telephone Transactions

               You may make additional purchase payments, request transfers and change the allocation of additional purchase payments by telephone if you complete the appropriate form for telephone transfers.

               When you make an additional purchase by telephone, we will automatically debit your predesignated bank account for the
               requested amount. Call 1-800-       (Monday-Friday, 9:00 A.M.-
               6:00 P.M., Eastern Time) to request the proper form to be completed.

               To make telephone transfers, call 1-800-       (Monday-Friday,
               9:00 A.M.-6:00 P.M., Eastern Time). You will be required to provide certain information for identification purposes when you request a transaction by telephone. We may also require written confirmation of your request. We will not be liable for following telephone requests that we believe are genuine.

               We cannot guarantee that telephone transactions will always be available. For example, our administrative office may be closed during severe weather emergencies or there may be interruptions in telephone service beyond our control. If the volume of calls is unusually high, we might not have someone immediately available to receive your order. Although we have taken precautions to help

                                         Janus Annuity - New York prospectus  35
               our systems handle heavy use, we cannot promise complete reliability under all circumstances.

               Telephone orders must be received before 4:00 P.M. Eastern Time to assure same-day pricing of the transaction. We may discontinue this option at any time.

 36 Janus Annuity - New York prospectus

5. EXPENSES
--------------------------------------------------------------------------------

               There are charges and expenses associated with your Contract that reduce the return on your investment in the Contract. Unless we indicate otherwise, the expenses described below apply only during the accumulation period.

               Partial Withdrawals and Complete Surrenders

               During the accumulation period, you can withdraw part or all of the cash value. We will not deduct any withdrawal charges. Cash value is the annuity value less any applicable premium taxes.

               Mortality and Expense Risk Charge

               We charge a fee as compensation for bearing certain mortality and expense risks under the Contract. Examples include a guarantee of annuity rates, the death benefits, certain Contract expenses, and assuming the risk that the current charges will be insufficient in the future to cover costs of administering the Contract. The mortality and expense risk charge is equal, on an annual basis, to 0.50% of the average daily net assets that you have invested in each subaccount. This charge is deducted daily from the subaccounts during the accumulation period. If you elect variable annuity income payments, we will continue to deduct this charge during the income phase.

               If this charge does not cover our actual mortality and expense risk costs, we absorb the loss. Conversely, if the charge more than covers actual costs, the excess is added to our surplus. We expect to profit from this charge. We may use any profits to cover distribution costs.

               Administrative Charge

               We deduct an annual administrative charge to cover the costs of administering the Contracts. This charge is assessed daily and is equal to 0.15% per year of the daily net assets that you have invested in each subaccount. This charge is deducted from the subaccounts during the accumulation period. If you elect variable annuity income payments, we will continue to deduct this charge

                                         Janus Annuity - New York prospectus  37
               during the income phase. This charge is guaranteed not to be increased.

               Annual Contract Charge

               We deduct an annual Contract charge of $30 from your annuity value on each Contract anniversary during the accumulation period. We deduct this charge from the fixed account and each subaccount in proportion to the amount of annuity value in each account. We deduct the charge to cover our costs of administering the Contract. We currently waive this charge if the annuity value of your Contract equals or exceeds $25,000 on the Contract anniversary when this charge is payable.

               Transfer Charge

               You are allowed to make 12 free transfers per Contract year. If you make more than 12 transfers per Contract year, we charge $10 for each additional transfer. We deduct the charge from the amount transferred. Systematic exchange transfers and asset rebalancing are considered transfers. All transfer requests made on the same day are treated as a single request. We deduct the charge to compensate us for the cost of processing the transfer.

               Premium Taxes

               A premium tax is a regulatory tax that some states assess on the purchase payments made into a contract. New York does not currently assess premium taxes on the purchase payments you make.

               Federal, State and Local Taxes

               We deduct charges from the Contract for any taxes we incur because of the Contract.

 38 Janus Annuity - New York prospectus

               Portfolio Management Fees

               The value of the assets in each subaccount is reduced by the management fees and expenses paid by the portfolios of the Trust. These fees and expenses reduce the value of your portfolio shares. A description of these fees and expenses is found in the Annuity Contract Fee Table on page 14 of this prospectus and in the Trust prospectuses.

                                         Janus Annuity - New York prospectus  39

6. TAXES
--------------------------------------------------------------------------------

               NOTE: AUSA has prepared the following information on federal income taxes as a general discussion of the subject. It is not intended as tax advice to any individual. You should consult your own tax advisor about your own circumstances. We believe that the Contract qualifies as an annuity contract for federal income tax purposes and the following discussions assumes it so qualifies. We have included an additional discussion regarding taxes in the SAI.

               Annuity Contracts in General

               Deferred annuity contracts are a way of setting aside money for future needs like retirement. Congress recognized how important saving for retirement is and provided special rules in the Code for annuities.

               Simply stated, these rules provide that you will not be taxed on the earnings, if any, on the money held in your annuity Contract until you take the money out. This is referred to as tax deferral. There are different rules as to how you will be taxed depending on how you take the money out and the type of Contract - qualified or nonqualified (discussed below).

               You will generally not be taxed on increases in the value of your Contract until a distribution occurs - either as a partial withdrawal, complete surrender or as annuity payments.

               When a non-natural person (e.g., corporations or certain other entities other than tax-qualified trusts) owns a nonqualified Contract, the Contract will generally not be treated as an annuity for tax purposes.

               Qualified and Nonqualified Contracts

               If you purchase the Contract under an individual retirement annuity, your Contract is referred to as a qualified Contract.

               If you purchase the Contract as an individual and not under a qualified Contract, your Contract is referred to as a nonqualified Contract.

 40 Janus Annuity - New York prospectus

               Because variable annuity contracts provide federal tax deferral whether purchased as a qualified Contract or nonqualified Contract, you should consider whether the features and benefits unique to variable annuities are appropriate for your needs when purchasing a qualified Contract.

               A qualified Contract may be used in connection with an:

               - Individual Retirement Annuity (IRA): A traditional IRA allows individuals to make contributions, which may be deductible, to the Contract. A Roth IRA also allows individuals to make contributions to the Contract, but it does not allow a deduction for contributions. Roth IRA distributions may be tax-free if the owner meets certain rules.

               There are limits on the amount of annual contributions you can make to these plans. Other restrictions may apply. The terms of the plan may limit your rights under a qualified Contract. You should consult your legal counsel or tax advisor if you are considering purchasing a Contract for use with any retirement plan. We have provided more detailed information on IRAs and the tax consequences associated with them in the SAI.

               Partial Withdrawals and Complete Surrenders - Nonqualified Contracts

               In general, if you make a partial withdrawal or systematic partial withdrawal from your Contract, the Code treats that withdrawal as first coming from earnings and then from your purchase payments. When you make a partial withdrawal, you are taxed on the amount of the withdrawal that is earnings. When you make a complete surrender, you are generally taxed on the amount that your surrender proceeds exceed your purchase payments, less amounts withdrawn which were not includable in gross income. Pledges and assignments are taxed in the same manner as partial withdrawals and complete surrenders. Different rules apply for annuity payments.

                                         Janus Annuity - New York prospectus  41

               In the event of a partial withdrawal or systematic partial withdrawal from, or complete surrender of, a nonqualified Contract, we will withhold for tax purposes the minimum amount required by law, unless the owner affirmatively elects, before payments begin, to have either nothing withheld or a different amount withheld.

               The Code also provides that withdrawn earnings may be subject to a penalty. The amount of the penalty is equal to 10% of the amount that is includable in income. Some withdrawals will be exempt from the penalty. They include any amounts:

               - paid on or after the taxpayer reaches age 59 1/2;

               - paid after an owner dies;

               - paid if the taxpayer becomes totally disabled (as that term is defined in the Code);

               - paid in a series of substantially equal payments made annually
                 (or more frequently) under a lifetime annuity;

               - paid under an immediate annuity; or

               - which come from purchase payments made prior to August 14,
                 1982.

               Multiple Contracts

               All nonqualified, deferred annuity contracts entered into after October 21, 1988 that we issue (or our affiliates issue) to the same owner during any calendar year are to be treated as one annuity contract for purposes of determining the amount includable in an individual's gross income. There may be other situations in which the Treasury may conclude that it would be appropriate to aggregate two or more annuity contracts purchased by the same owner. You should consult a competent tax advisor before purchasing more than one Contract or other annuity contracts.

 42 Janus Annuity - New York prospectus

               Diversification and Distribution Requirements

               The Code provides that the underlying investments for a nonqualified variable annuity must satisfy certain diversification requirements in order to be treated as an annuity contract. Qualified and nonqualified Contracts must meet certain distribution requirements upon an owner's death in order to be treated as an annuity contract. A qualified Contract (except a Roth IRA) must also meet certain distribution requirements during the owner's life. These diversification and distribution requirements are discussed in the SAI. We may modify the Contract to attempt to maintain favorable tax treatment.

               Partial Withdrawals and Complete Surrenders - Qualified Contracts

               The above information describing the taxation of nonqualified Contracts does not apply to qualified Contracts. There are special rules that govern qualified Contracts, including rules restricting when amounts can be paid from the Contracts and providing that a penalty tax may be assessed on amounts distributed from the Contract prior to the date you reach age 59 1/2, unless you meet one of the exceptions to this rule. We have provided more information in the SAI.

               In the case of a partial withdrawal, systematic partial withdrawal, or complete surrender distributed to a participant or beneficiary under a qualified Contract (other than a Roth IRA as to which there are special rules), a ratable portion of the amount received is taxable, generally based on the ratio of the investment in the Contract to the total annuity value. The "investment in the contract" generally equals the portion, if any, of any purchase payments paid by or on behalf of an individual under a Contract which is not excluded from the individual's gross income. For Contracts issued in connection with qualified plans, the "investment in the contract" can be zero.

               Pledges and assignments of qualified Contracts are taxed in the same manner as withdrawals from such Contracts.

                                         Janus Annuity - New York prospectus  43

               Taxation of Death Benefit Proceeds

               We may distribute amounts from the Contract because of the death of an owner or the annuitant. Generally, such amounts are includable in the income of the recipient:

               - if distributed in a lump sum, these amounts are taxed in the same manner as a complete surrender; or

               - if distributed under an annuity payment option, these amounts are taxed in the same manner as annuity payments.

               For these purposes, the "investment in the contract" is not affected by the owner's or annuitant's death. That is, the "investment in the contract" remains generally the total purchase payments, less amounts received which were not includable in gross income.

               Annuity Payments

               Although the tax consequences may vary depending on the annuity payment option you select, in general, for nonqualified and certain qualified Contracts (other than a Roth IRA, as to which there are special rules), only a portion of the annuity payments you receive will be includable in your gross income.

               The excludable portion of each annuity payment you receive generally will be determined as follows:

               - Fixed payments - by dividing the "investment in the contract"
                 on the maturity date by the total expected value of the annuity payments for the term of the payments. This is the percentage of each annuity payment that is excludable.

               - Variable payments - by dividing the "investment in the
                 contract" on the maturity date by the total number of expected periodic payments. This is the amount of each annuity payment that is excludable.

               The remainder of each annuity payment is includable in gross income. Once the "investment in the contract" has been fully

 44 Janus Annuity - New York prospectus
               recovered, the full amount of any additional annuity payments is includable in gross income.

               If we permit you to select more than one annuity payment option, special rules govern the allocation of the Contract's entire "investment in the contract" to each such option, for purposes of determining the excludable amount of each payment received under that option. We advise you to consult a competent tax advisor as to the potential tax effects of allocating amounts to any particular annuity payment option.

               If, after the maturity date, annuity payments stop because of an annuitant's death, the excess (if any) of the "investment in the contract" as of the maturity date over the aggregate amount of annuity payments received that was excluded from gross income is generally allowable as a deduction for your last tax return.

               Transfers, Assignments or Exchanges of Contracts

               If you transfer your ownership or assign a Contract, designate an annuitant or other beneficiary who is not also the owner, select certain maturity dates, or change annuitants, you may trigger certain income or gift tax consequences that are beyond the scope of this discussion. If you contemplate any such transfer, assignment, selection, or change, you should contact a competent tax advisor with respect to the potential tax effects of such a transaction.

               Separate Account Charges

               It is possible that the Internal Revenue Service may take a position that fees for certain optional benefits are deemed to be taxable distributions to you. Although we do not believe that the fees associated with any optional benefit provided under the Contract should be treated as a taxable withdrawal, you should consult your tax advisor prior to selecting any optional benefit under the Contract.

                                         Janus Annuity - New York prospectus  45

               Possible Tax Law Changes

               Although the likelihood of legislative changes is uncertain, there is always the possibility that the tax treatment of the Contract could change by legislation or otherwise. You should consult a tax advisor with respect to legal developments and their effect on the Contract.

 46 Janus Annuity - New York prospectus

7. ACCESS TO YOUR MONEY
--------------------------------------------------------------------------------

               Partial Withdrawals and Complete Surrenders

               You can have access to the money in your Contract in several ways:

               - by making a withdrawal (either a partial withdrawal or complete surrender); or

               - by taking annuity payments.

               If you want to surrender your Contract completely, you will receive cash value, which equals the annuity value of your Contract minus any applicable premium taxes.

               The cash value will be determined at the accumulation unit value next determined as of the end of the business day (usually 4:00 p.m. Eastern Time) on which we receive your request for partial withdrawal or complete surrender at our administrative office, unless you specify a later date in your request.

               No partial withdrawal is permitted if the withdrawal would reduce the cash value below $2,500. You may not make partial withdrawals from the fixed account unless we consent. Unless you tell us otherwise, we will take the partial withdrawal from each of the investment choices in proportion to your current purchase payment allocation instructions.

               Remember that any partial withdrawal you make will reduce the annuity value and might reduce the amount of the death benefit. See Section 9, Death Benefit, and the SAI for more details.

               Income taxes, federal tax penalties and certain restrictions may apply to any partial withdrawals or any complete surrender you make.

               We must receive a properly completed surrender request which must contain your original signature. We will accept telephone requests for partial withdrawals as long as the withdrawal proceeds are being sent to the address of record. The maximum withdrawal amount you may request by telephone is $50,000.

                                         Janus Annuity - New York prospectus  47

               When we incur extraordinary expenses, such as wire transfers or overnight mail expenses, for expediting delivery of your partial withdrawal or complete surrender payment, we will deduct that charge from the payment. We charge $25 for a wire transfer and $20 for an overnight delivery ($30 for Saturday delivery).

               For your protection, we will require a signature guarantee for:

               - all requests for partial withdrawals or complete surrenders over $500,000;

               - where the partial withdrawal or surrender proceeds will be sent to an address other than the address of record; or

               - any request for a partial withdrawal or complete surrender within 30 days of an address change.

               All signature guarantees must be made by:

               - a national or state bank;

               - a member firm of a national stock exchange; or

               - any institution that is an eligible guarantor under SEC rules and regulations.

               Notarization is not an acceptable form of signature guarantee.

               If the Contract's owner is not an individual, additional information may be required. If you own a qualified Contract, the Code may require your spouse to consent to any withdrawal. For
               more information, call us at 1-800-            (Monday-Friday,
               9:00 A.M.-6:00 P.M., Eastern Time).

               Delay of Payment and Transfers

               Payment of any amount due from the separate account for a partial withdrawal, a complete surrender, a death benefit, or the death of the owner of a nonqualified Contract, will generally occur within seven days from the date all required information is

 48 Janus Annuity - New York prospectus
               received by us. We may be permitted to defer such payment from the separate account if:

               - the NYSE is closed for other than usual weekends or holidays or trading on the NYSE is otherwise restricted; or

               - an emergency exists as defined by the SEC or the SEC requires that trading be restricted.

               In addition, transfers of amounts from the subaccounts may be deferred under these circumstances.

               We reserve the right to defer payment of transfers, partial withdrawals and complete surrenders from the fixed account for up to six months.

               Systematic Partial Withdrawals

               During the accumulation period, you can elect to receive regular payments from your Contract by using systematic partial withdrawals. Unless you specify otherwise, we will deduct systematic partial withdrawal amounts from each subaccount (and, if we consent, the fixed account) in proportion to your current purchase payment allocation instructions. Payments are made monthly, quarterly, semi-annually or annually, in equal payments of at least $200 ($50 if by direct deposit). Your initial purchase payment, if a new Contract, or your annuity value, if an existing Contract, must equal at least $2,500. We will not process a systematic partial withdrawal if the cash value for the entire Contract would be reduced below $25,000. No systematic partial withdrawals are permitted from the fixed account without our prior consent.

               There is no charge for taking systematic partial withdrawals. You may stop systematic partial withdrawals at any time, but we must receive written notice at least 30 days prior to the date systematic partial withdrawals are to be discontinued. We reserve the right to discontinue offering systematic partial withdrawals 30 days after we send you written notice.

                                         Janus Annuity - New York prospectus  49

               You can take systematic partial withdrawals during the accumulation period only. On the maturity date, you must annuitize the Contract and systematic partial withdrawal payments will stop.

               Income taxes, federal tax penalties and other restrictions may apply to any systematic partial withdrawal you receive.

 50 Janus Annuity - New York prospectus

8. PERFORMANCE
--------------------------------------------------------------------------------

               We periodically advertise performance of the subaccounts and investment portfolios. We may disclose at least four different kinds of performance.

               First, we may disclose standardized total return figures for the subaccounts that reflect the deduction of all charges assessed during the accumulation period under the Contract, including the mortality and expense charge, the administrative charge, and the annual Contract charge. These figures are based on the actual historical performance of the subaccounts investing in the underlying portfolios since their inception, adjusted to reflect current Contract charges.

               Second, we may disclose total return figures on a non-standardized basis. This means that the data may be presented for different time periods and different dollar amounts. We will only disclose non-standardized performance data if it is accompanied by standardized total return data.

               Third, we may present historic performance data for the portfolios since their inception reduced by some or all fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts, but is designed to show the performance that would have resulted if the Contract had been available during that time.

               Fourth, we may include in our advertising and sales materials, tax-deferred compounding charts and other hypothetical illustrations, which may include comparisons of currently taxable and tax-deferred investment programs, based on selected tax brackets.

               Appendix B contains performance information that you may find useful. It is divided into various parts, depending upon the type of performance information shown. Future performance will vary and future results will not be the same as the results shown.

                                         Janus Annuity - New York prospectus  51

9. DEATH BENEFIT
--------------------------------------------------------------------------------

               Payments on Death

               We will pay a death benefit to your beneficiary, under certain circumstances, if you are both an owner and annuitant, and you die during the accumulation period. The beneficiary may choose to receive payment under a life annuity payment option; to continue the Contract in the accumulation period for a specified number of years; or to receive a lump sum distribution.

               Before the Maturity Date. Payment of a death benefit depends on the status of the person who dies, as shown below:


   ------------------------------------------------------------------------------------
   Person Who Dies Before Maturity Date                      Benefit
   ------------------------------------------------------------------------------------
   If an owner and the annuitant are the      Then, the death benefit will be paid
   same person, and that person dies:         to the beneficiaries,(1)(2) or the
                                              surviving spouse may, in some cases,
                                              continue the Contract.(3)

   ------------------------------------------------------------------------------------


   If the surviving spouse who continued      Then, we pay the death benefit to the
   the Contract dies:                         beneficiaries, if surviving,
                                              otherwise to the surviving spouse's
                                              estate.

   ------------------------------------------------------------------------------------


   If an owner and the annuitant are NOT      Then, the owner becomes the annuitant
   the same person, and the annuitant         and the Contract continues.
   dies first:

   ------------------------------------------------------------------------------------


   If an owner and the annuitant are NOT      Then, the beneficiary(1)(4)(5)(6)
   the same person, and the owner dies        named by the deceased owner receives
   first:                                     the cash value.

   ------------------------------------------------------------------------------------


(1) The Code requires that payment to the beneficiaries be made in a certain manner and within certain strict timeframes. We discuss these timeframes in Alternate Payment Elections Before the Maturity Date, below.

(2) If neither the surviving spouse nor any beneficiary is alive on the death report day, then the death benefit is paid to the owner's estate. If the sole beneficiary was living on the owner's date of death but died before the death report day, the death benefit is paid to the owner's estate, not to the beneficiary's estate.

(3) If the only beneficiary is an owner's surviving spouse, then the surviving spouse may elect to continue the Contract as the new owner and annuitant.

 52 Janus Annuity - New York prospectus

(4) If the beneficiary is alive and is the owner's surviving spouse, then the Contract will continue indefinitely with the spouse as the new owner.

(5) If the beneficiary is alive, but is not the owner's spouse at the time of death, then the beneficiary is entitled to receive the cash value in the manner and within the timeframes discussed below in Alternate Payment Elections Before the Maturity Date.

(6) If no beneficiary is alive, the owner's estate will become the new owner and the cash value must be distributed within 5 years of the former owner's death.

               Different rules apply if the owner is not a natural person. Please consult the SAI or your Contract more details.

               After the Maturity Date. The death benefit paid after the start of annuity payments depends upon the annuity option you selected. See Fixed Annuity Payment Options and Variable Annuity Payment Options on pages 22 and 23. Not all payment options provide for a death benefit.

               If an annuitant dies on or after the start of annuity payments, the remaining portion of any interest in the Contract will be distributed at least as rapidly as under the method of distribution being used as of the date of the annuitant's death.

               Amount of Death Benefit During the Accumulation Period

               The death benefit may be paid as a lump sum; as substantially equal payments while the Contract continues in the accumulation period for a specified number of years; or as annuity payments, but in all events will be paid in accordance with any applicable federal and state laws, rules and regulations.

               If an owner who is the annuitant dies during the accumulation period and if a death benefit is payable, the death benefit will be the greater of:

               - the annuity value of your Contract on the death report day; or

               - the total purchase payments you make to the Contract, reduced by partial withdrawals.

                                         Janus Annuity - New York prospectus  53

               Alternate Payment Elections Before the Maturity Date

               The beneficiary may elect to receive the death benefit in a lump sum payment, or to receive payment:

               1. within 5 years of the date of the owner's death;

               2. as substantially equal payments, over a specific number of years, not to exceed the beneficiary's life expectancy, with payments starting within one year of the owner's death; or

               3. under a life annuity payout option, with payments starting within one year of the owner's death.

               Multiple beneficiaries may choose individually among any of the three options.

               If the beneficiary chooses 1 or 2 above, this Contract remains in effect and remains in the accumulation period until it terminates at the end of the elected period. The death benefit becomes the new annuity value. If the beneficiary chooses 3 above, the Contract remains in effect, but moves into the annuity phase with the beneficiary receiving payments under a life annuity payout option. Special restrictions apply to option 1 above. See the SAI for more details.

               These Alternate Payment Elections do not apply if the sole beneficiary is the surviving spouse who continues the Contract. These Alternate Payment Elections do apply when we pay the cash value to the beneficiary on the death of an owner who is not the annuitant. When an owner who is not the annuitant dies, we do not increase the annuity value to equal the death benefit.

 54 Janus Annuity - New York prospectus

10. OTHER INFORMATION
--------------------------------------------------------------------------------

               Ownership

               You, as owner of the Contract, exercise all rights under the Contract, including the right to transfer ownership (subject to any assignee or irrevocable beneficiary's consent). You can change the owner at any time by notifying us in writing. An ownership change may be a taxable event.

               Annuitant

               The annuitant is the person named in the application to receive annuity payments. If no person is named, the owner will be the annuitant. As of the maturity date, and upon our agreement, the owner may change the annuitant or, if either annuity Option C or Option E has been selected, add a co-annuitant. On the maturity date, the annuitant(s) will become the payee(s) and receive the annuity payments.

               Beneficiary

               The beneficiary is the person who receives the death benefit when an owner who is also the annuitant dies. If an owner who is not the annuitant dies before the annuitant, the beneficiary will receive the cash value. You may change the beneficiary during the lifetime of the annuitant, subject to the rights of any irrevocable beneficiary. Any change must be made in writing and received by us at our administrative office and, if accepted, will be effective as of the date on which the request was signed by the owner. Prior to the maturity date, if the owner who is the annuitant dies, and no beneficiary is alive on the death report day, the owner's estate will be the beneficiary. In the case of certain qualified Contracts, the Treasury Regulations prescribe certain limitations on the designation of a beneficiary. See the SAI for more details on the beneficiary.

                                         Janus Annuity - New York prospectus  55

               Assignment

               You can also assign the Contract any time prior to the maturity date. We will not be bound by the assignment until we receive written notice of the assignment. We will not be liable for any payment or other action we take in accordance with the Contract before we receive notice of the assignment. An assignment may be a taxable event. There may be limitations on your ability to assign a qualified Contract and such assignments may be subject to tax penalties and taxed as distributions under the Code.

               AUSA Life Insurance Company, Inc.

               AUSA was incorporated on October 3, 1947 under the name Zurich Life Insurance Company under the laws of New York. AUSA is subject to regulation by the Superintendent of Insurance of New York as well as by the insurance departments of all other states and jurisdictions in which it does business. It is engaged in the business of writing life insurance policies and annuity contracts. AUSA is wholly owned by First AUSA Life Insurance Company, a stock life insurance company which is wholly owned indirectly by AEGON USA, Inc. ("AEGON USA"), which conducts most of its operations through subsidiary companies engaged in the insurance business or in providing non-insurance financial services. All of the stock of AEGON USA is indirectly owned by AEGON N.V. of the Netherlands, the securities of which are publicly traded. AEGON N.V., a holding company, conducts its business through subsidiary companies engaged primarily in the insurance business. AUSA is licensed to sell insurance in 49 states, including New York, and in the District of Columbia.

               The Separate Account

               AUSA established a separate account, called the AUSA Series Annuity Account B, under the laws of the State of New York on
                               . The separate account is divided into
               subaccounts, each of which invests exclusively in shares of a mutual fund portfolio. Currently, there are 13 subaccounts offered through this

56 Janus Annuity - New York prospectus

               Contract. AUSA may add, delete or substitute subaccounts or investments held by the subaccounts, and we reserve the right to change the investment objective of any subaccount, subject to applicable law as described in the SAI. In addition, the separate account may be used for other variable annuity contracts issued by AUSA.

               The separate account is registered with the SEC as a unit investment trust under the 1940 Act. However, the SEC does not supervise the management, the investment practices, or the contracts of the separate account or AUSA.

               The assets of the separate account are held in AUSA's name on behalf of the separate account and belong to AUSA. However, the assets underlying the Contracts are not chargeable with liabilities arising out of any other business AUSA may conduct. The income, gains and losses, realized and unrealized, from the assets allocated to each subaccount are credited to and charged against that subaccount without regard to the income, gains and losses from any other of our accounts or subaccounts.

               Information about the separate account can be reviewed and copied at the SEC's Public Reference Room in Washington, D.C. You may obtain information about the operation of the public reference room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains a web site (www.sec.gov) that contains other information regarding the separate account.

               Exchanges

               You can generally exchange one annuity contract for another in a "tax-free exchange" under Section 1035 of the Internal Revenue Code. Before making an exchange, you should compare both annuities carefully. Remember that if you exchange another annuity for the one described in this prospectus, you might have to pay a surrender charge on your old contract, and other charges may be higher (or lower) and the benefits may be different. If the exchange does not qualify for Section 1035 treatment, you may also have to pay federal income tax, and possibly a penalty tax, on

                                         Janus Annuity - New York prospectus  57
               the exchange. You should not exchange another annuity for this one unless you determine, after knowing all the facts, that the exchange is in your best interest.

               Voting Rights

               AUSA will vote all shares of the portfolios in accordance with instructions we receive from you and other owners that have voting interests in the portfolios. We will send you and other owners written requests for instructions on how to vote those shares. When we receive those instructions, we will vote all of the shares in accordance with those instructions. We will vote shares for which no timely instructions were received in the same proportion as the voting instructions we received. However, if we determine that we are permitted to vote the shares in our own right, we may do so. Each person having a voting interest will receive proxy material, reports, and other materials relating to the appropriate portfolio. More information on voting rights is provided in the SAI.

               Distribution of the Contracts

               AFSG Securities Corporation ("AFSG") is the principal underwriter of the Contracts. Like AUSA, it is an indirect wholly owned subsidiary of AEGON USA. It is located at 4333 Edgewood Road N.E., Cedar Rapids, IA 52499-0001. AFSG is registered as a broker/dealer under the Securities Exchange Act of 1934. It is a member of the National Association of Securities Dealers, Inc. More information about AFSG is available at www.nasdr.com or by calling 1-800-289-9999.

               There are no sales commissions payable upon the sale of Contracts. The offering of Contracts will be made on a continuous basis.

 58 Janus Annuity - New York prospectus

               Non-Participating Contract

               The Contract does not participate or share in the profits or surplus earnings of AUSA. No dividends are payable on the Contract.

               IMSA

               We are a member of the Insurance Marketplace Standards Association ("IMSA"). IMSA is an independent, voluntary organization of life insurance companies. It promotes high ethical standards in the sales and advertising of individual life insurance and annuity products. Companies must undergo a rigorous self and independent assessment of their practices to become a member of IMSA. The IMSA logo in our sales literature shows our ongoing commitment to these standards.

               Legal Proceedings

               AUSA, like other life insurance companies, is involved in lawsuits, including class action lawsuits. In some lawsuits involving insurers, substantial damages have been sought and/or material settlement payments have been made. Although the outcome of any litigation cannot be predicted with certainty, at the present time it appears that there are no pending or threatened lawsuits that are likely to have a material adverse impact on the separate account, on AFSG's ability to perform under its principal underwriting agreement or on AUSA's ability to meet its obligations under the Contract.

               Financial Statements

               The financial statements of AUSA are included in the SAI. There are no financial statements for the separate account as of the date of this prospectus.

                                         Janus Annuity - New York prospectus  59

TABLE OF CONTENTS OF THE
STATEMENT OF ADDITIONAL INFORMATION
--------------------------------------------------------------------------------

               Definitions of Special Terms
               The Contract - General Provisions
               Certain Federal Income Tax Consequences
               Investment Experience
               Historical Performance Data
               Published Ratings
               Administration
               Records and Reports
               Distribution of the Contracts
               Other Products
               Custody of Assets
               Legal Matters
               Independent Auditors
               Other Information
               Financial Statements

               Inquiries and requests for an SAI should be directed to:

               AUSA Life
               Administrative Office
               Attention: Annuity Department
               P.O. Box 9054
               Clearwater, Florida 33758-9054
               1-800-       (Monday-Friday, 9:00 A.M.-6:00 P.M.,
               Eastern Time)

 60 Janus Annuity - New York prospectus

APPENDIX A
--------------------------------------------------------------------------------

CONDENSED FINANCIAL INFORMATION

               The subaccounts available under this Contract have not yet commenced operations. Therefore, there is no history of accumulation unit values for the subaccounts.

                                         Janus Annuity - New York prospectus  61

APPENDIX B
--------------------------------------------------------------------------------

HISTORICAL PERFORMANCE DATA

               Standardized Performance Data

               We may advertise historical yields and total returns for the subaccounts of the separate account. These figures are based on historical earnings and will be calculated according to guidelines from the SEC. They do not indicate future performance. Because the separate account has not commenced operations as of the date of this prospectus, there is no standardized performance for the subaccounts.

               Money Market Subaccount. The yield of the Money Market subaccount is the annualized income generated by an investment in the subaccount over a specified seven-day period. The yield is calculated by assuming that the income generated for that seven-day period, not including capital changes or income other than investment income, is generated each seven-day period over a 52-week period and is shown as a percentage of the investment. The effective yield is calculated similarly but we assume that the income earned is reinvested. The effective yield will be slightly higher than the yield because of the compounding effect of this assumed reinvestment.

               Other Subaccounts. The yield of a subaccount, other than the Money Market subaccount, refers to the annualized income generated by an investment in the subaccount over a specified 30-day period. The yield is calculated by assuming that the income generated by the investment during that 30-day period is generated each 30-day period over a 12-month period and is shown as a percentage of the investment.

               The total return of a subaccount assumes that an investment has been held in a subaccount for various periods of time including a period measured from the date the first subaccount investing in the underlying portfolios began operations. When the first subaccount investing in the underlying portfolios has been in operation for 1, 5, and 10 years, the total return for these periods will be provided, adjusted to reflect current subaccount charges.

 62 Janus Annuity - New York prospectus

               The total return quotations will represent the average annual compounded rates of return of investment of $1,000 in the subaccount as of the last day of each period. We do not show performance for subaccounts in operation for less than 6 months.

               The yield and total return calculations for a subaccount are not reduced by any applicable premium taxes. For additional information regarding yields and total returns, please refer to the SAI.

               Non-Standardized Performance Data

               In addition to the standardized data discussed above, similar performance data for other periods may also be shown.

               We may from time to time also advertise or disclose average annual total return or other performance data in non-standardized formats for the subaccounts. The non-standardized performance data may make different assumptions regarding the amount invested, the time periods shown, or the effect of partial withdrawals or annuity payments.

               All non-standardized performance data will be advertised only if the standardized performance data is also disclosed. For additional information regarding the calculation of other performance data, please refer to the SAI.

               Adjusted Historical Portfolio Performance Data

               We may disclose historic performance data for the portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance would include data that precedes the inception dates of the subaccounts investing in the underlying portfolios. This data is designed to show the performance that would have resulted if the Contract had been in existence during that time, based on the portfolio's performance. This data assumes that the subaccounts available under the Contract were in existence for the same period as the portfolio with a level of charges equal to those currently assessed

                                         Janus Annuity - New York prospectus  63
               under the Contract. This data is not intended to indicate future performance.

               Adjusted Historical Average Annual Total Returns of the
               Portfolios

               Based on the method of calculation described in the SAI, the adjusted historical average annual total returns of the portfolios for periods from inception of the underlying portfolios to December 31, 2000, and for the one, five and ten-year periods ended December 31, 2000 are shown in Table 1 below. Although the Contract and the subaccounts did not exist during the periods shown in Table 1, the returns of the portfolios shown have been adjusted to reflect current charges imposed under the Contract. Total returns shown in Table 1 reflect deductions of 0.50% for the mortality and expense risk charge, 0.15% for the administrative charge and $30 for the annual Contract charge. (Based on an anticipated average Contract size of $10,000, the annual Contract charge translates into a charge of 0.30%.)



   -----------------------------------------------------------------------------
   TABLE 1
   Adjusted Historical Average Annual Total Returns of the Portfolios
   (Total Separate Account Annual Expenses: 0.65%)

   ---------------------------------------------------------------------------------------
                                1 Year    3 Years    5 Years    Inception of    Portfolio
                                 Ended     Ended      Ended     the Portfolio   Inception
   Portfolio                    12/31/00  12/31/00   12/31/00    to 12/31/00       Date
   ---------------------------------------------------------------------------------------
   Growth                      (15.15)%    17.79%     18.55%       17.20 %      09/13/1993
   Aggressive Growth           (32.29)%    26.42%     19.35%       21.58 %      09/13/1993
   Capital Appreciation        (18.75)%    28.36%       N/A        30.63 %      05/01/1997
   Strategic Value/(2)/            N/A       N/A        N/A        (0.29)%      05/01/2000
   Balanced                     (2.96)%    17.66%     17.89%       16.33 %      09/13/1993
   Core Equity                  (8.71)%    23.07%       N/A        28.35 %      05/01/1997
   Growth and Income           (14.70)%      N/A        N/A        23.54 %      05/01/1998
   International Growth        (16.53)%    20.71%     22.58%       19.41 %      05/02/1994
   Worldwide Growth            (16.26)%    20.52%     22.15%       21.38 %      09/13/1993
   Global Life Sciences/(2)/       N/A       N/A        N/A        14.90 %      05/01/2000
   Global Technology/(2)/          N/A       N/A        N/A       (31.62)%      05/01/2000
   Flexible Income               5.51 %     4.87%      6.77%        7.39 %      09/13/1993
   Money Market/(1)/             5.55 %     4.81%      4.62%        4.61 %      05/01/1995
   ---------------------------------------------------------------------------------------

(1) Yield more closely reflects the current earnings of the Money Market subaccount than its total return.
(2) Not annualized.

 64 Janus Annuity - New York prospectus

                                    PART B

                           INFORMATION REQUIRED IN A
                      STATEMENT OF ADDITIONAL INFORMATION

                                 [JANUS LOGO]
                           JANUS  ANNUITY - NEW YORK
                               VARIABLE ANNUITY
                      STATEMENT OF ADDITIONAL INFORMATION


                                Issued through
                         AUSA Series Annuity Account B

                                   Offered by
                       AUSA LIFE INSURANCE COMPANY, INC.
                            Administrative Office:
                                 P.O. Box 9054
                        Clearwater, Florida 33758-9054
                      Please send all purchase payments,
         correspondence and notices to the administrative office only.

                                 Home Office:
                             4 Manhattanville Road
                           Purchase, New York 10577

      , 2001

This Statement of Additional Information ("SAI") is not a prospectus and should be read only in conjunction with the prospectus for the Contract and the AUSA Series Annuity Account B.

This SAI expands upon subjects discussed in the current prospectus for the Janus Annuity - New York variable annuity offered by AUSA Life Insurance Company, Inc.
You may obtain a copy of the prospectus dated         , 2001, by calling 1-800-
        (Monday-Friday, 9:00 A.M.-6:00 P.M., Eastern Time), or by writing to the administrative office, AUSA Life, P.O. Box 9054, Clearwater, Florida 33758-9054. The prospectus sets forth information that a prospective investor should know before investing in a Contract. Terms used in the current prospectus for the Contract are incorporated in this SAI.

TABLE OF CONTENTS
--------------------------------------------------------------------------------




                DEFINITIONS OF SPECIAL TERMS................................
2


                THE CONTRACT - GENERAL PROVISIONS...........................
5

                   Owner....................................................
5

                   Entire Contract..........................................
5

                   Misstatement of Age or Gender............................
5

                   Addition, Deletion or Substitution of Investments........
5

                   Annuity Payment Options..................................
6

                   Death Benefit............................................
7

                   Assignment...............................................
9

                   Proof of Age, Gender and Survival........................
9

                   Non-Participating........................................
9


                CERTAIN FEDERAL INCOME TAX CONSEQUENCES.....................
10

                   Tax Status of the Contract...............................
10

                   Taxation of AUSA.........................................
12


                INVESTMENT EXPERIENCE.......................................
13

                   Accumulation Units.......................................
13

                   Accumulation Unit Value..................................
13

                   Annuity Unit Value and Annuity Payment Rates.............
14


                HISTORICAL PERFORMANCE DATA.................................
17

                   Money Market Yields......................................
17

                   Other Subaccount Yields..................................
18

                   Total Returns............................................
18

                   Other Performance Data...................................
19

                   Advertising and Sales Literature.........................
19


                PUBLISHED RATINGS...........................................
21


                ADMINISTRATION..............................................
21


                RECORDS AND REPORTS.........................................
21


                DISTRIBUTION OF THE CONTRACTS...............................
22


                OTHER PRODUCTS..............................................
22


                CUSTODY OF ASSETS...........................................
22


                LEGAL MATTERS...............................................
23


                INDEPENDENT AUDITORS........................................
23


                OTHER INFORMATION...........................................
23


                FINANCIAL STATEMENTS........................................
24

DEFINITIONS OF SPECIAL TERMS
--------------------------------------------------------------------------------

accumulation period     The period between the Contract date and the maturity
                        date while the Contract is in force.

accumulation unit value An accounting unit of measure we use to calculate subaccount values during the accumulation period.

administrative office   Our administrative office and mailing address is P.O.
                        Box 9054, Clearwater, Florida 33758-9054 (8550 Ulmerton
                        Road, Suite 101, Largo, Florida 33771 for overnight
                        deliveries). Our phone number is 1-800-       . Please
                        send all purchase payments, correspondence and notices to this address.

age The issue age, which is the annuitant's age on the birthday nearest the Contract date, plus the number of completed Contract years. When we use the term "age" in this SAI, it has the same meaning as "attained age" in the Contract.

annuitant               The person you named in the application (or later
                        changed), to receive annuity payments. The annuitant may be changed as provided in the Contract's death benefit provisions and annuity provision.

annuity unit value      An accounting unit of measure we use to calculate
                        annuity payments from certain subaccounts after the maturity date.

annuity value           The sum of the separate account value and the fixed
                        account value at the end of any valuation period.

AUSA
  (we, us, our)         AUSA Life Insurance Company, Inc.

beneficiary(ies)        The person(s) you elect to receive the death benefit
                        proceeds under the Contract.

cash value              The annuity value less any applicable premium taxes.

Code                    The Internal Revenue Code of 1986, as amended.

Contract date           The later of the date on which the initial purchase
                        payment is received, or the date that the properly completed application is received, at AUSA's administrative office. It is also the date when we allocate your purchase payment(s) to the reallocation account. We measure Contract years, Contract months and Contract anniversaries from the Contract date.

death report day        The valuation date on which we have received both proof
                        of death of the owner who is the annuitant and your beneficiary's election regarding payment.

fixed account           An option to which you can direct your money under the
                        Contract, other than the separate account. It provides a guarantee of principal and interest. The assets supporting the fixed account are held in the general account.

fixed account value     During the accumulation period, your Contract's value
                        allocated to the fixed account.

home office             Our home office address is 4 Manhattanville Road,
                        Purchase, New York 10577. Please do not send any money, correspondence or notices to this address; please send them to the administrative office.

in force Condition under which the Contract is active and the owner is entitled to exercise all rights under the Contract.

maturity date           The date on which the accumulation period ends and
                        annuity payments begin. The latest maturity date is the Contract anniversary nearest the annuitant's 90th birthday.

NYSE                    New York Stock Exchange.

nonqualified Contracts  Contracts issued other than in connection with retirement plans.

owner
  (you, your)           The person(s) entitled to exercise all rights under the
                        Contract. The annuitant is the owner unless the application states otherwise, or unless a change of ownership is made at a later time.

portfolio               A separate investment portfolio of the Trust.

purchase payments       Amounts paid by an owner or on the owner's behalf to
                        AUSA as consideration for the benefits provided by the Contract. When we use the term "purchase payment" in this SAI, it has the same meaning as "net payment" in the Contract, which means the purchase payment less any applicable premium taxes.

qualified Contracts     Contracts issued in connection with retirement plans
                        that qualify for special federal income tax treatment under the Code.

reallocation account    The Money Market subaccount.

reallocation date       The date shown on the schedule page of your Contract
                        when we reallocate all annuity value held in the reallocation account to the fixed account and subaccounts you selected.

separate account        AUSA Series Annuity Account B, a unit investment trust
                        consisting of subaccounts. Each subaccount of the separate account invests solely in shares of a corresponding portfolio of the Trust.

separate account value  During the accumulation period, your Contract's value in the separate account, which equals the sum of the values in each subaccount.

subaccount              A subdivision of the separate account that invests
                        exclusively in the shares of a specified portfolio and supports the Contracts. Subaccounts corresponding to each portfolio hold assets under the Contract during the accumulation period. Other subaccounts corresponding to each portfolio will hold assets after the maturity date if you select a variable annuity payment option.

surrender               The termination of a Contract at the option of the
                        owner.

Trust Janus Aspen Series, an investment company registered with the U.S. Securities and Exchange Commission.

valuation date/
  business day          Each day on which the NYSE is open for trading, except
                        when a subaccount's corresponding portfolio does not value its shares. AUSA is open for business on each day that the NYSE is open. When we use the term
                        "business day," it has the same meaning as valuation date.

valuation period        The period of time over which we determine the change in
                        the value of the subaccounts in order to price accumulation units and annuity units. Each valuation period begins at the close of normal trading on the NYSE
                        (currently 4:00 p.m. Eastern Time on each valuation date) and ends at the close of normal trading of the NYSE on the next valuation date.

THE CONTRACT - GENERAL PROVISIONS
--------------------------------------------------------------------------------

          In order to supplement the description in the prospectus, the following provides additional information about AUSA and the Contract, which may be of interest to a prospective purchaser.

OWNER

          The Contract shall belong to the owner upon issuance of the Contract after completion of an application and delivery of the initial purchase payment. While the annuitant is living, the owner may: (1) assign the Contract; (2) surrender the Contract; (3) amend or modify the Contract with AUSA's consent; (4) receive annuity payments or name a payee to receive the payments; and (5) exercise, receive and enjoy every other right and benefit contained in the Contract. The exercise of these rights may be subject to the consent of any assignee or irrevocable beneficiary.

          The owner may change the ownership of the Contract in a written notice. When this change takes effect, all rights of ownership in the Contract will pass to the new owner. A change of ownership may have tax consequences.

          When there is a change of owner, the change will take effect as of the date AUSA accepts the written notice. We assume no liability for any payments made, or actions taken before a change is accepted, and shall not be responsible for the validity or effect of any change of ownership. Changing the owner cancels any prior choice of owner, but does not change the designation of the beneficiary or the annuitant.

ENTIRE CONTRACT

          The Contract and any endorsements thereon and the Contract application constitute the entire contract between AUSA and the owner. All statements in the application are representations and not warranties. No statement will cause the Contract to be void or to be used in defense of a claim unless contained in the application.

MISSTATEMENT OF AGE OR GENDER

          If the age or gender of the annuitant has been misstated, AUSA will change the annuity benefit payable to that which the purchase payments would have purchased for the correct age or gender. The dollar amount of any underpayment AUSA makes shall be paid in full with the next payment due such person or the beneficiary. The dollar amount of any overpayment AUSA makes due to any misstatement shall be deducted from payments subsequently accruing to such person or beneficiary. Any underpayment or overpayment will include interest at 5% per year, from the date of the wrong payment to the date of the adjustment. The age of the annuitant may be established at any time by the submission of proof AUSA finds satisfactory.

ADDITION, DELETION, OR SUBSTITUTION OF INVESTMENTS

          We reserve the right, subject to compliance with applicable law, to make additions to, deletions from, or substitutions for the shares that are held by the separate account or that the separate account may purchase. We reserve the right to eliminate the shares of any of the portfolios of the Trust and to substitute shares of another portfolio of the Trust (or of another open-end registered investment company), if the shares of a portfolio are no longer available for investment or, if in our judgment, further investment in any portfolio should become inappropriate in view of the purposes of the separate account. We will not, however, substitute shares attributable to an owner's interest in a subaccount without notice to, and prior approval of, the Securities and Exchange Commission (the "SEC") to the extent required by the Investment Company Act of 1940, as amended (the "1940 Act"), or other applicable law.

          We also reserve the right to establish additional subaccounts, each of which would invest in a new portfolio of the Trust, or in shares of another investment company, with a specified investment objective. New subaccounts may be established when, in the sole discretion of AUSA, marketing, tax or other investment conditions warrant, and any new subaccounts will be made available to existing owners on a basis to be determined by AUSA. We may also eliminate one or more subaccounts if, in our sole discretion, marketing, tax or other investment conditions warrant.

          In the event of any such substitution or change, we may make such changes in the Contracts and other annuity contracts as may be necessary or appropriate to reflect such substitution or change. If deemed by us to be in the best interests of persons having voting rights under the Contracts, the separate account may be operated as a management company under the 1940 Act, or subject to any required approval, it may be deregistered under the 1940 Act in the event such registration is no longer required.

          We reserve the right to change the investment objective of any subaccount. Additionally, if required by law or regulation, we will not materially change an investment objective of the separate account or of a portfolio designated for a subaccount unless a statement of change is filed with and approved by the appropriate insurance official of the state of AUSA's domicile, or deemed approved in accordance with such law or regulation.

ANNUITY PAYMENT OPTIONS

          During the lifetime of the annuitant and prior to the maturity date, the owner may choose an annuity payment option or change the election. If no election is made prior to the maturity date, annuity payments will be made under payment Option D, as Variable Life Income with 10 years of guaranteed payments.

          Thirty days prior to the maturity date, we will mail to the owner a notice and a form upon which the owner can select allocation options for the annuity proceeds as of the maturity date, which cannot be changed thereafter and will remain in effect until the Contract terminates. If a separate account annuity option is chosen, the owner must include in the written notice the subaccount allocation of the annuity proceeds as of the maturity date. If we do not receive that form or other written notice acceptable to us prior to the maturity date, the Contract's existing allocation options will remain in effect until the Contract terminates. The owner may also, prior to the maturity date, select or change the frequency of annuity payments, which may be monthly, quarterly, semi-annually or annually, provided that the annuity option and payment frequency provides for payments of at least $20 per period. If none of these is possible, a lump sum payment will be made.

          Determination of the First Variable Payment. The amount of the first variable payment is determined by multiplying the annuity proceeds times the appropriate rate for the variable option selected. The rates are based on the Society of Actuaries "Annuity 2000" (male, female, and unisex if required by law) Mortality Table with Projection Scale G and a 5% effective annual assumed investment return. The amount of the first variable payment depends upon the gender (if consideration of gender is allowed under state law) and adjusted age of the annuitant. The adjusted age is the annuitant's actual age nearest birthday, at the maturity date, adjusted as follows:



                Maturity Date                 Adjusted Age

                --------------------------------------------------------------


                Before 2010                   Actual Age

                2010 -- 2019                  Actual Age minus 1

                2020 -- 2026                  Actual Age minus 2

                2027 -- 2033                  Actual Age minus 3

                2034 -- 2040                  Actual Age minus 4

                After 2040                    As determined by AUSA


          This adjustment assumes an increase in life expectancy, and therefore it results in lower payments than without such an adjustment.

          Determination of Additional Variable Payments. The amount of variable annuity payments after the first will increase or decrease according to the annuity unit value which reflects the investment experience of the selected subaccount(s). Each variable annuity payment after the first will be equal to the number of units attributable to the Contract in each selected subaccount multiplied by the annuity unit value of that subaccount on the date the payment is processed. The number of such units is determined by dividing the first payment allocated to that subaccount by the annuity unit value of that subaccount on the date the first annuity payment is processed.

DEATH BENEFIT

          Death of Owner. Federal tax law requires that if any owner dies before the maturity date, then the entire value of the Contract must generally be distributed within five years of the date of death of such owner. Special rules apply where (1) the spouse of the deceased owner is the sole beneficiary, (2) an owner is not a natural person and the primary annuitant dies or is changed, or (3) any owner dies after the maturity date. See Certain Federal Income Tax Consequences on page 10 for a detailed description of these rules. Other rules may apply to qualified Contracts.

          If an owner is not the annuitant and dies before the annuitant:

          - if no beneficiary is named and alive on the death report day, the owner's estate will become the new owner. The cash value must be distributed within five years of the former owner's death;

          - if the beneficiary is alive and is the owner's spouse, the Contract will continue with the spouse as the new owner; or

          - if the beneficiary is alive and is not the owner's spouse, the beneficiary will become the new owner. The cash value must be distributed either:

           - within five years of the former owner's death; or

           - over the lifetime of the new owner, if a natural person, with payments beginning within one year of the former owner's death; or

           - over a period that does not exceed the life expectancy (as defined by the Code and regulations adopted under the Code) of the new owner, if a natural person, with payments beginning within one year of the former owner's death.

          Death of Annuitant. Due proof of death of the annuitant is proof that the annuitant who is an owner died prior to the commencement of annuity payments. Upon receipt of this proof and an election of a method of settlement and return of the Contract, the death benefit generally will be paid within seven days, or as soon thereafter as we have sufficient information about the beneficiary to make the payment. The beneficiary may receive the amount payable in a lump sum cash benefit, or, subject to any limitation under any state or federal law, rule, or regulation, under one of the annuity payment options, unless a settlement agreement is effective at the owner's death preventing such election.

          If the annuitant who is not an owner dies during the accumulation period and the owner is a natural person other than the annuitant, the owner will automatically become the annuitant and this Contract will continue. If the annuitant dies during the accumulation period and an owner is either (1) the same individual as the annuitant; or (2) other than a natural person, then the death benefit proceeds are payable to the beneficiary.

          If the annuitant who is an owner dies before maturity date, and the beneficiary is not the deceased annuitant's spouse, (1) the death benefit must be distributed within five years of the date of the annuitant/ deceased owner's death, or (2) payments must begin no later than one year after the annuitant/deceased owner's death and must be made for the beneficiary's lifetime or for a period certain (so long as any certain period does not exceed the beneficiary's life expectancy). Death proceeds which are not paid to or for the benefit of a natural person must be distributed within five years of the date of the annuitant/ deceased owner's death. If the sole beneficiary is the annuitant/deceased owner's surviving spouse, such spouse may elect to continue the Contract as the new annuitant and owner instead of receiving the death benefit. (See Certain Federal Income Tax Consequences on page 10.)

          If the beneficiary elects to receive the death benefit proceeds under option (1), then: (a) we will allow the beneficiary to make only one partial withdrawal during the 5 year period. That partial withdrawal must be made at the time option (1) is elected; (b) we will allow the beneficiary to make one transfer to and from the subaccounts and the fixed account during the five-year period. That transfer must be made at the time option (1) is elected; (c) we will deduct the annual Contract charge each year during the five-year period; (d) we will not permit annuitization at the end of the five-year period; and (e) if the beneficiary dies during the five-year period, we will pay the remaining value of the Contract first to the contingent beneficiary named by the owner. If no contingent beneficiary is named, then we will make payments to the beneficiary's estate. The beneficiary is not permitted to name his or her own beneficiary, unless the Contract is an IRA.

          Beneficiary. The beneficiary designation in the application will remain in effect until changed. The owner may change the designated beneficiary during the annuitant's lifetime by sending written notice to us. The beneficiary's consent to such change is not required unless the beneficiary was irrevocably designated or law requires consent. (If an irrevocable beneficiary dies, the owner may then designate a new beneficiary.) The change will take effect as of the date the owner signs the written notice. We will not be liable for any payment made before the written notice is received at our administrative office. Unless we receive written notice from the owner to the contrary, no beneficiary may assign any payments under the Contract before such payments are due. To the extent permitted by law, no payments under the Contract will be subject to the claims of any beneficiary's creditors.

ASSIGNMENT

          During the annuitant's lifetime and prior to the maturity date (subject to any irrevocable beneficiary's rights) the owner may assign any rights or benefits provided by a nonqualified Contract. The assignment of a Contract will be treated as a distribution of the annuity value for federal tax purposes. Any assignment must be made in writing and accepted by us. An assignment will be effective as of the date the request is received at our administrative office and is accepted by us. We assume no liability for any payments made or actions taken before a change is accepted and shall not be responsible for the validity or effect of any assignment.

          With regard to qualified Contracts, ownership of the Contract generally may be assigned, but any assignment may be subject to restrictions, penalties, taxation as a distribution, or even prohibition under the Code, and must be permitted under the terms of the underlying retirement plan.

PROOF OF AGE, GENDER, AND SURVIVAL

          We may require proper proof of age and gender of any annuitant or co-annuitant prior to making the first annuity payment. Prior to making any payment, we may require proper proof that the annuitant or co-annuitant is alive and legally qualified to receive such payment. If required by law to ignore differences in gender of any payee, annuity payments will be determined using unisex rates.

NON-PARTICIPATING

          The Contract will not share in AUSA's surplus earnings; no dividends will be paid.

CERTAIN FEDERAL INCOME TAX CONSEQUENCES
--------------------------------------------------------------------------------

          The following summary does not constitute tax advice. It is a general discussion of certain of the expected federal income tax consequences of investment in and distributions with respect to a Contract, based on the Internal Revenue Code of 1986, as amended, proposed and final Treasury Regulations thereunder, judicial authority, and current administrative rulings and practice. This summary discusses only certain federal income tax consequences to "United States Persons," and does not discuss state, local, or foreign tax consequences. United States Persons means citizens or residents of the United States, domestic corporations, domestic partnerships and trusts or estates that are subject to United States federal income tax regardless of the source of their income.

TAX STATUS OF THE CONTRACT

          The following discussion is based on the assumption that the Contract qualifies as an annuity contract for federal income tax purposes.

          Diversification Requirements. Section 817(h) of the Code provides that in order for a variable contract which is based on a segregated asset account to qualify as an annuity contract under the Code, the investments made by such account must be "adequately diversified" in accordance with Treasury regulations. The Treasury regulations issued under Section 817(h) (Treas. Reg. sec. 1.817-5) apply a diversification requirement to each of the subaccounts of the separate account. The separate account, through the Trust and its portfolios, intends to comply with the diversification requirements of the Treasury.

          Section 817(h) applies to variable annuity contracts other than pension plan contracts. The regulations reiterate that the diversification requirements do not apply to pension plan contracts. All of the qualified retirement plans (described below) are defined as pension plan contracts for these purposes. Notwithstanding the exception of qualified Contracts from application of the diversification rules, the investment vehicle for AUSA's qualified contracts (i.e., the Trust) will be structured to comply with the diversification standards because it serves as the investment vehicle for nonqualified Contracts as well as qualified Contracts.

          Owner Control. In certain circumstances, owners of variable annuity contracts may be considered the owners, for federal income tax purposes, of the assets of the separate account used to support their contracts. In those circumstances, income and gains from the separate account assets would be includable in the variable annuity contract owner's gross income. Several years ago, the IRS stated in published rulings that a variable contract owner will be considered the owner of separate account assets if the contract owner possesses incidents of ownership in those assets, such as the ability to exercise investment control over the assets. More recently, the Treasury Department announced, in connection with the issuance of regulations concerning investment diversification, that those regulations "do not provide guidance concerning the circumstances in which investor control of the investments of a segregated asset account may cause the investor, rather than the insurance company, to be treated as the owner of the assets in the account." This announcement also stated that guidance would be issued by way of regulations or rulings on the "extent to which contract owners may direct their investments to particular subaccounts without being treated as owners of underlying assets."

          The ownership rights under the Contract are similar to, but different in certain respects from, those described by the IRS in rulings in which it was determined that contract owners were not owners of separate account assets. For example, the owner of a Contract has the choice of one or more subaccounts in which to allocate purchase payments and annuity values, and may be able to transfer among these accounts more frequently than in such rulings. These differences could result in owners being treated as the owners of the assets of the separate account. We, therefore, reserve the right to modify the Contracts as necessary to attempt to prevent the owners from being considered the owners of a pro rata share of the assets of the separate account.

          Distribution Requirements. The Code also requires that nonqualified contracts contain specific provisions for distribution of contract proceeds upon the death of an owner. In order to be treated as an annuity contract for federal income tax purposes, the Code requires that such contracts provide that if any owner dies on or after the maturity date and before the entire interest in the Contract has been distributed, the remaining portion must be distributed at least as rapidly as under the method in effect on such owner's death. If any owner dies before the maturity date, the entire interest in the contract must generally be distributed within five years after such owner's date of death or be applied to provide an immediate annuity under which payments will begin within one year of such owner's death and will be made for the life of the beneficiary or for a period not extending beyond the life expectancy of the beneficiary. However, if such owner's death occurs prior to the maturity date, and such owner's surviving spouse is named beneficiary, then the Contract may be continued with the surviving spouse as the new owner. If any owner is not a natural person, then for purposes of these distribution requirements, the primary annuitant shall be treated as an owner and any death or change of such primary annuitant shall be treated as the death of the owner. The Contract contains provisions intended to comply with these requirements of the Code. No regulations interpreting these requirements of the Code have yet been issued and thus no assurance can be given that the provisions contained in the Contracts satisfy all such Code requirements. The provisions contained in the Contracts will be reviewed and modified if necessary to maintain their compliance with the Code requirements when clarified by regulation or otherwise.

          Withholding. The portion of any distribution under a Contract that is includable in gross income will be subject to federal income tax withholding unless the recipient of such distribution elects not to have federal income tax withheld and properly notifies us. For certain qualified Contracts, certain distributions are subject to mandatory withholding. The withholding rate varies according to the type of distribution and the owner's tax status. For qualified Contracts, "eligible rollover distributions" from section 401(a) plans are subject to a mandatory federal income tax withholding of 20%. An eligible rollover distribution is the taxable portion of any distribution from such a plan, except certain distributions such as distributions required by the Code or distributions in a specified annuity form. The 20% withholding does not apply, however, if the owner chooses a "direct rollover" from the plan to another tax-qualified plan or IRA.

          Qualified Contracts. The qualified Contract is designed for use with IRAs and Roth IRAs. Special favorable tax treatment may be available for certain types of contributions and distributions. Adverse tax consequences may result from contributions in excess of specified limits; distributions prior to age 59 1/2 (subject to certain exceptions); distributions that do not conform to specified commencement and minimum distribution rules; and in other specified circumstances. Owners are responsible for determining that contributions, distributions and other transactions with respect to the Contract comply with applicable law.

          We make no attempt to provide more than general information about use of the Contract with IRAs and Roth IRAs. Purchasers of Contracts for use with any retirement plan should consult their legal counsel and tax advisor regarding the suitability of the Contract.

          Individual Retirement Annuities. In order to qualify as a traditional individual retirement annuity ("IRA") under section 408(b) of the Code, a Contract must contain certain provisions: (i) the owner must be the annuitant; (ii) the Contract generally is not transferable by the owner, e.g., the owner may not designate a new owner, designate a contingent owner or assign the Contract as collateral security; (iii) the total purchase payments for any calendar year on behalf of any individual may not exceed $2,000, except in the case of a rollover amount or contribution under section 408(d)(3) of the Code; (iv) annuity payments or partial withdrawals must begin no later than April 1 of the calendar year following the calendar year in which the annuitant attains age 70 1/2 and must be made in a specified form and manner;
          (v) an annuity payment option with a period certain that will guarantee annuity payments beyond the life expectancy of the annuitant and the beneficiary may not be selected; (vi) certain payments of death benefits must be made in the event the annuitant dies prior to the distribution of the annuity value; and (vii) the entire interest of the owner is non-forfeitable. Contracts intended to qualify as traditional IRAs under section 408(b) of the Code contain such provisions. No regular contributions may be made. Amounts in the IRA (other than nondeductible contributions) are taxed when distributed from the IRA. Distributions prior to age 59 1/2 (unless certain exceptions apply) are subject to a 10% penalty tax.

          No part of the funds for an IRA, including a Roth IRA, may be invested in a life insurance contract, but the regulations thereunder allow such funds to be invested in an annuity contract that provides a death benefit that equals the greater of the premiums paid or the cash value for the contract.

          Roth Individual Retirement Annuities (Roth IRA). The Roth IRA, under section 408A of the Code, contains many of the same provisions as a traditional IRA. However, there are some differences. First, the contributions are not deductible and must be made in cash or as a rollover or transfer from another Roth IRA or other IRA. A rollover from or conversion of an IRA to a Roth IRA may be subject to tax and other special rules may apply to the rollover or conversion and to distributions attributable thereto. You should consult a tax advisor before combining any converted amounts with any other Roth IRA contributions, including any other conversion amounts from other tax years. The Roth IRA is available to individuals with earned income and whose modified adjusted gross income is under $110,000 for single filers, $160,000 for married filing jointly, and $10,000 for married filing separately. The amount per individual that may be contributed to all IRAs (Roth and traditional) is $2,000. Secondly, the distributions are taxed differently. The Roth IRA offers tax-free distributions when made five tax years after the first contribution to any Roth IRA of the individual and made after attaining age 59 1/2, or to pay for qualified first time homebuyer expenses (lifetime maximum of $10,000), or due to death or disability. All other distributions are subject to income tax when made from earnings and may be subject to a premature withdrawal penalty tax unless an exception applies. A 10% penalty tax may apply to amounts attributable to a conversion from an IRA if the amounts are distributed within the five taxable years beginning with the year in which the conversion was made. Unlike the traditional IRA, there are no minimum required distributions during the owner's lifetime; however, required distributions at death are generally the same.

TAXATION OF AUSA

          AUSA at present is taxed as a life insurance company under Part I of Subchapter L of the Code. The separate account is treated as part of us and, accordingly, will not be taxed separately as a "regulated investment company" under Subchapter M of the Code. We do not expect to incur any federal income tax liability with respect to investment income and net capital gains arising from the activities of the separate account retained as part of the reserves under the Contract. Based on this expectation, it is anticipated that no charges will be made against the separate account for federal income taxes. If, in future years, any federal income taxes are incurred by us with respect to the separate account, we may make a charge to the separate account.

INVESTMENT EXPERIENCE
--------------------------------------------------------------------------------

ACCUMULATION UNITS

          Allocations of a purchase payment directed to a subaccount are credited in the form of accumulation units. Each subaccount has a distinct accumulation unit value. The number of units credited is determined by dividing the purchase payment or amount transferred to the subaccount by the accumulation unit value of the subaccount as of the end of the valuation period during which the allocation is made. For each subaccount, the accumulation unit value for a given business day is based on the net asset value of a share of the corresponding portfolio of the Trust less any applicable charges or fees.

          Upon allocation to the selected subaccount of the separate account, purchase payments are converted into accumulation units of the subaccount. At the end of any valuation period, a subaccount's value is equal to the number of units that your Contract has in the subaccount, multiplied by the accumulation unit value of the subaccount.

          The number of units that your Contract has in each subaccount is equal to:

          1. The initial units purchased on the Contract date; plus

          2. Units purchased at the time additional purchase payments are allocated to the subaccount; plus

          3. Units purchased through transfers from another subaccount or the fixed account; minus

          4. Any units that are redeemed to pay for partial withdrawals; minus

          5. Any units that are redeemed as part of a transfer to another subaccount or the fixed account; minus

          6. Any units that are redeemed to pay the annual Contract charge, any applicable premium taxes and any transfer charge.

          The value of an accumulation unit was arbitrarily established at $10.00 at the inception of each subaccount. Thereafter, the value of an accumulation unit is determined as of the close of the regular session of business on the NYSE, on each day the NYSE is open.

ACCUMULATION UNIT VALUE

          The accumulation unit value will vary from one valuation period to the next depending on the investment results experienced by each subaccount. The accumulation unit value for each subaccount at the end of a valuation period is the result of:

          1. The total value of the assets held in the subaccount, including the value of any dividends or capital gains distribution declared and reinvested by the portfolio during the valuation period. This value is determined by multiplying the number of shares of the designated Trust portfolio owned by the subaccount times the portfolio's net asset value per share; minus

          2. The accrued daily percentage for the mortality and expense risk charge and the administrative charge multiplied by the net assets of the subaccount; minus

          3. The accrued amount of reserve for any taxes that are determined by us, subject to prior approval by the Superintendent of Insurance of New York State, to have resulted from the investment operations of the subaccount; divided by

          4. The number of outstanding units in the subaccount prior to the purchase or redemption of any units on that date.

          During the accumulation period, the mortality and expense risk charge is deducted at an annual rate of 0.50% of net assets for each day in the valuation period and compensates us for certain mortality and expense risks. The administrative charge is deducted at an annual rate of 0.15% of net assets for each day in the valuation period and compensates us for certain administrative expenses. The accumulation unit value may increase, decrease, or remain the same from valuation period to valuation period.

ANNUITY UNIT VALUE AND ANNUITY PAYMENT RATES

          The amount of variable annuity payments will vary with annuity unit values. Annuity unit values rise if the net investment performance of the subaccount (that is, the portfolio performance minus subaccount fees and charges) exceeds the assumed interest rate of 5% annually. Conversely, annuity unit values fall if the net investment performance of the subaccount is less than the assumed rate. The value of a variable annuity unit in each subaccount was established at $10.00 on the date operations began for that subaccount. The value of a variable annuity unit on any subsequent business day is equal to (a) multiplied by (b) multiplied by (c), where:

          (a) is the variable annuity unit value for that subaccount on the immediately preceding business day;

          (b) is the net investment factor for that subaccount for the valuation period; and

          (c) is the investment result adjustment factor for the valuation period.

          The investment result adjustment factor for the valuation period is the product of discount factors of .99986634 per day to recognize the 5% effective annual assumed investment return. The valuation period is the period from the close of the immediately preceding business day to the close of the current business day.

          The net investment factor for the Contract used to calculate the value of a variable annuity unit in each subaccount for the valuation period is determined by dividing (i) by (ii) and subtracting (iii) from the result, where:

          (i)   is the result of:

               (1) the net asset value of a portfolio share held in that
                   subaccount determined at the end of the current valuation period; plus

               (2) the per share amount of any dividend or capital gain
                   distributions made by the portfolio for shares held in that subaccount if the ex-dividend date occurs during the valuation period; plus or minus

               (3) a per share charge or credit for any taxes reserved for which we determine to have resulted from the investment operations of the subaccount.

          (ii) is the net asset value of a portfolio share held in that subaccount determined as of the end of the immediately preceding valuation period.

          (iii) is a factor representing the mortality and expense risk charge and the administrative charge. This factor is equal, on an annual basis, to 0.65% of the daily net asset value of the portfolio share held in that subaccount.

          The dollar amount of subsequent variable annuity payments will depend upon changes in applicable annuity unit values.

          The annuity payment rates vary according to the annuity option elected and the gender and adjusted age of the annuitant at the maturity date. See Annuity Payment Options - Determination of the First Variable Payment on page 6, which contains a table for determining the adjusted age of the annuitant.

              Illustration of Calculations for Annuity Unit Value
                         and Variable Annuity Payments

               Formula and Illustration for Determining Annuity Unit Value

          Annuity unit value = ABC

          Where: A = Annuity unit value for the immediately preceding valuation period.
                     Assume............................................... =  $X

                 B = Net investment factor for the valuation period for which the annuity unit value is being calculated.
                     Assume............................................... =   Y

                 C = A factor to neutralize the assumed interest rate of 5%
                     built into the annuity tables used.
                     Assume............................................... =   Z

          Then, the annuity unit value is: $XYZ = $Q

                    Formula and Illustration for Determining Amount of
                          First Monthly Variable Annuity Payment




                                                            AB
                First monthly variable annuity payment =  ------
                                                          $1,000


          Where: A = The annuity value as of the maturity date.
                     Assume................................................ = $X

                 B = The annuity purchase rate per $1,000 based upon the option selected, the gender and adjusted age of the annuitant according to the tables contained in the Contract.
                     Assume................................................ = $Y




                                                                     $XY
                Then, the first monthly variable annuity payment =  -----   = $Z
                                                                    1,000


           Formula and Illustration for Determining the Number of Annuity Units
                   Represented by Each Monthly Variable Annuity Payment

                                            A
                Number of annuity units =   -
                                            B


          Where: A = The dollar amount of the first monthly variable annuity payment.
                     Assume................................................ = $X

                 B = The annuity unit value for the valuation date on which the first monthly payment is due.
                     Assume................................................ = $Y

                                                     $X
                Then, the number of annuity units =  ---  = Z
                                                     $Y

HISTORICAL PERFORMANCE DATA
--------------------------------------------------------------------------------

MONEY MARKET YIELDS

          Yield. When available, the yield quotation that will be set forth in the prospectus for the Money Market subaccount is for the seven days ended on the date of the most recent balance sheet of the separate account included in the registration statement, and is computed by determining the net change, exclusive of capital changes and income other than investment income, in the value of a hypothetical pre-existing account having a balance of one unit in the Money Market subaccount at the beginning of the period, subtracting a hypothetical charge reflecting deductions from owner accounts, and dividing the difference by the value of the account at the beginning of the base period to obtain the base period return, and multiplying the base period return by (365/7) with the resulting figure carried to at least the nearest hundredth of one percent.

          Effective Yield. When available, the effective yield quotation for the Money Market subaccount that will be set forth in the prospectus is for the seven days ended on the date of the most recent balance sheet of the separate account included in the registration statement. The effective yield is computed by determining the net change, exclusive of capital changes and income other than investment income, in the value of a hypothetical pre-existing subaccount having a balance of one unit in the Money Market subaccount at the beginning of the period. A hypothetical charge, reflecting deductions from owner accounts, is subtracted from the balance. The difference is divided by the value of the subaccount at the beginning of the base period to obtain the base period return, which is then compounded by adding 1. Next, the sum is raised to a power equal to 365 divided by 7, and 1 is subtracted from the result. The following formula describes the computation:

                  EFFECTIVE YIELD = ({BASE PERIOD RETURN + 1}365/7) - 1

          The effective yield is shown at least to the nearest hundredth of one percent.

          Hypothetical Charge. For purposes of the yield and effective yield computations, the hypothetical charge reflects all fees and charges that are charged to all owner accounts in proportion to the length of the base period. Such fees and charges include the $30 annual Contract charge, calculated on the basis of an anticipated average Contract size of $10,000, which translates into a charge of 0.30%. The yield and effective yield quotations do not reflect any deduction for premium taxes or transfer charges that may be applicable to a particular Contract. No fees or sales charges are assessed upon annuitization under the Contracts, except premium taxes. Realized gains and losses from the sale of securities, and unrealized appreciation and depreciation of assets held by the Money Market subaccount and the Trust are excluded from the calculation of yield.

          The yield on amounts held in the Money Market subaccount normally will fluctuate on a daily basis. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. The Money Market subaccount actual yield is affected by changes in interest rates on money market securities, average portfolio maturity of the Money Market portfolio, the types and quality of portfolio securities held by the Money Market portfolio and its operating expenses.

OTHER SUBACCOUNT YIELDS

          When available the yield quotations for all of the subaccounts, except the Money Market subaccount, representing the accumulation period that will be set forth in the prospectus will be based on the 30-day period ended on the date of the most recent balance sheet of the separate account and are computed by dividing the net investment income per unit earned during the period by the maximum offering price per unit on the last date of the period, according to the following formula:




              [( a-b      )(6)    }
  YIELD = 2   [( ---  + 1 )   - 1 ]
              [( cd       )       ]





                Where:  a =  net investment income earned during the period by the corresponding portfolio of the Trust attributable to shares owned by the subaccount.

                        b =  expenses accrued for the period (net of
                             reimbursement).

                        c = the average daily number of units outstanding during the period.

                        d = the maximum offering price per unit on the last day of the period.


          For purposes of the yield quotations for all of the subaccounts, except the Money Market subaccount, the calculations take into account all fees that are charged to all owner accounts during the accumulation period. Such fees include the $30 annual Contract charge, calculated on the basis of an anticipated average Contract size of $10,000, which translates into a charge of 0.30%. The calculations do not take into account any premium taxes (not currently charged in New
          York) or any transfer charges.

          The yield on amounts held in the subaccounts of the separate account normally will fluctuate over time. Therefore, the disclosed yield for any given past period is not an indication or representation of future yields or rates of return. A subaccount's actual yield is affected by the types and quality of its investments and its operating expenses.

TOTAL RETURNS

          When available the total return quotations that will be set forth in the prospectus for all of these subaccounts, except the Money Market subaccount, holding assets for the Contracts during the accumulation period are average annual total return quotations for the one, three, five, and ten-year periods, (or, while a subaccount has been in existence for a period of less than one, three, five or ten years, for such lesser period) ended on the date of the most recent balance sheet of the separate account, and for the period from the first date any subaccount investing in an underlying portfolio commenced operations until the aforesaid date. The quotations are computed by determining the average annual compounded rates of return over the relevant periods that would equal the initial amount invested to the ending redeemable value, adjusted to reflect current subaccount charges, according to the following formula:

                                    P(1 + T)(n) = ERV




                Where:  P =     a hypothetical initial payment of $1,000.

                        T =     average annual total return.

                        n =     number of years.

                        ERV = ending redeemable value of a hypothetical $1,000 payment made at the beginning of each period at the end of each period.


          For purposes of the total return quotations for all of the subaccounts, except the Money Market subaccount, the calculations will take into account all fees that are charged under the Contract to all owner accounts during the accumulation period. Such fees include the mortality and expense risk charge of

          0.50%, the administrative charge of 0.15%, and the $30 annual Contract charge, calculated on the basis of an anticipated average Contract size of $10,000, which translates into a charge of 0.30%. The calculations do not reflect any deduction for premium taxes or any transfer charges that may be applicable to a particular Contract.

OTHER PERFORMANCE DATA

          We may present the total return data stated in the prospectus on a non-standardized basis. This means that the data will not be reduced by all the fees and charges under the Contract and that the data may be presented for different time periods and for different purchase payment amounts. Non-standardized performance data will only be disclosed if standardized performance data for the required periods is also disclosed.

          We may also disclose cumulative total returns and average annual compound rates of return (T) for the subaccounts based on the inception date of the subaccounts investing in the underlying portfolios. We calculate cumulative total returns according to the following formula:

                                      (1 + T)(n) - 1

          Where:             T and n are the same values as above.

          In addition, we may present historic performance data for the portfolios since their inception reduced by some or all of the fees and charges under the Contract. Such adjusted historic performance includes data that precedes the inception dates of the subaccounts. This data is designed to show the performance that would have resulted if the Contract had been in existence during that time.

          For instance, we may disclose average annual total returns for the portfolios reduced by all fees and charges under the Contract, as if the Contract had been in existence. Such fees and charges include the mortality and expense risk charge of 0.50%, the administrative charge of 0.15% and the $30 annual Contract charge (based on anticipated average Contract size of $10,000, the annual Contract charge translates into a charge of 0.30%).

ADVERTISING AND SALES LITERATURE

          From time to time we may refer to the diversifying process of asset allocation based on the Modern Portfolio Theory developed by Nobel Prize winning economist Harry Markowitz. The basic assumptions of Modern Portfolio Theory are: (1) the selection of individual investments has little impact on portfolio performance, (2) market timing strategies seldom work, (3) markets are efficient, and (4) portfolio selection should be made among asset classes. Modern Portfolio Theory allows an investor to determine an efficient portfolio selection that may provide a higher return with the same risk or the same return with lower risk.

          When presenting the asset allocation process we may outline the process of personal and investment risk analysis including determining individual risk tolerances and a discussion of the different types of investment risk. We may classify investors into four categories based on their risk tolerance and will quote various industry experts on which types of investments are best suited to each of the four risk categories. The industry experts quoted may include Ibbotson Associates, CDA Investment Technologies, Lipper Analytical Services and any other expert which has been deemed by us to be appropriate. We may also provide an historical overview of the performance of a variety of investment market indices, the performance of these indices over time, and the performance of different asset classes, such as stocks, bonds, cash equivalents, etc. We may also discuss investment volatility including the range of returns for different asset classes and over different time horizons, and the correlation between the returns of different asset classes. We may also discuss the basis of portfolio optimization including the required inputs and the construction of efficient portfolios using sophisticated computer-based techniques. Finally, we may describe various investment strategies and methods of implementation, the periodic rebalancing of diversified portfolios, the use of dollar cost averaging techniques, a comparison of the tax impact of purchase payments made on a "before tax" basis through a tax-qualified plan with those made on an "after tax" basis outside of a tax-qualified plan, and a comparison of tax-deferred versus non tax-deferred accumulation of purchase payments.

          As described in the prospectus, in general, an owner is not taxed on increases in value under a Contract until a distribution is made under the Contract. As a result, the Contract will benefit from tax deferral during the accumulation period, as the annuity value may grow more rapidly than under a comparable investment where certain increases in value are taxed on a current basis. From time to time, we may use narrative, numerical or graphic examples to show hypothetical benefits of tax deferral in advertising and sales literature.

PUBLISHED RATINGS
--------------------------------------------------------------------------------

          We may from time to time publish in advertisements, sales literature and reports to owners, the ratings and other information assigned to it by one or more independent rating organizations such as A.M. Best Company, Standard & Poor's Insurance Rating Services, Moody's Investors Service, Inc. and Duff & Phelps Credit Rating Co. A.M. Best's and Moody's ratings reflect their current opinion of the relative financial strength and operating performance of an insurance company in comparison to the norms of the life/health insurance industry. Standard & Poor's and Duff & Phelps provide ratings which measure the claims-paying ability of insurance companies. These ratings are opinions of an operating insurance company's financial capacity to meet the obligations of its insurance contracts in accordance with their terms. Claims-paying ability ratings do not refer to an insurer's ability to meet non-contract obligations such as debt or commercial paper obligations. These ratings do not apply to the separate account, its subaccounts, the Trust or its portfolios, or to their performance.

ADMINISTRATION
--------------------------------------------------------------------------------

          AUSA performs administrative services for the Contracts. These services include issuance of the Contracts, maintenance of records concerning the Contracts, and certain valuation services.

RECORDS AND REPORTS
--------------------------------------------------------------------------------

          All records and accounts relating to the separate account will be maintained by AEGON/Transamerica Services, Inc. As presently required by the 1940 Act and regulations promulgated thereunder, AUSA will mail to all Contract owners at their last known address of record, at least annually, reports containing such information as may be required under the 1940 Act or by any other applicable law or regulation. The reports will also show any other information required by the laws or regulations of the state in which the Contract is issued. Contract owners will also receive confirmation of each financial transaction including: purchase payments, transfers, partial withdrawals, and a complete surrender and any other reports required by law or regulation.

DISTRIBUTION OF THE CONTRACTS
--------------------------------------------------------------------------------

          AFSG Securities Corporation ("AFSG") is the principal underwriter of the Contracts. AFSG is located at 4333 Edgewood Rd., N.E., Cedar Rapids, Iowa 52499. AFSG is registered with the SEC under the Securities Exchange Act of 1934 and, is a member of the National Association of Securities Dealers, Inc. AFSG will not be compensated for its services as principal underwriter of the Contracts.

          There are no sales commissions payable upon the sale of Contracts. The offering of the Contracts is continuous and AUSA does not anticipate discontinuing the offering of the Contracts. However, AUSA reserves the right to do so at any time.

OTHER PRODUCTS
--------------------------------------------------------------------------------

          In the future, AUSA may make other variable annuity contracts available that are funded through other separate accounts. These variable annuity contracts may have different features, such as different investment choices or charges.

CUSTODY OF ASSETS
--------------------------------------------------------------------------------

          The assets of the separate account are held by AUSA. The assets of the separate account are kept physically segregated and held apart from our general account and any other separate account. AEGON/Transamerica Services, Inc. maintains records of all purchases and redemptions of shares of the Trust. Additional protection for the assets of the separate account is provided by a blanket bond issued to AEGON USA, Inc. ("AEGON USA") in the aggregate amount of $12 million, covering all of the employees of AEGON USA and its affiliates, including AUSA. A Stockbrokers Blanket Bond, issued to AEGON U.S.A. Securities, Inc. provides additional fidelity coverage to a limit of $10 million.

LEGAL MATTERS
--------------------------------------------------------------------------------

          Sutherland Asbill & Brennan LLP has provided advice on certain legal matters concerning federal securities laws applicable to the issue and sale of the Contracts. All matters of New York law pertaining to the Contracts, including the validity of the Contracts and AUSA's right to issue the Contracts under New York insurance law, have been passed upon by Robert F. Colby, Esq., Vice President and Assistant Secretary of AUSA.

INDEPENDENT AUDITORS
--------------------------------------------------------------------------------

          The accounting firm of Ernst & Young LLP, independent auditors, provided audit services to AUSA for the year ended December 31, 2000. The principal business address of Ernst & Young LLP is 801 Grand Avenue, Suite 3400, Des Moines, Iowa 50309-2764.

          There are no financial statements for the separate account as of the date of the prospectus and this SAI.

OTHER INFORMATION
--------------------------------------------------------------------------------

          A Registration Statement has been filed with the SEC, under the Securities Act of 1933 as amended, with respect to the Contracts discussed in this SAI. Not all of the information set forth in the Registration Statement, amendments and exhibits thereto has been included in the prospectus or this SAI. Statements contained in the prospectus and this SAI concerning the content of the Contracts and other legal instruments are intended to be summaries. For a complete statement of the terms of these documents, reference should be made to the instruments filed with the SEC.

FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

          The values of an owner's interest in the separate account will be affected solely by the investment results of the selected subaccount(s). AUSA's financial statements which are included in this SAI, should be considered only as bearing on our ability to meet our obligations under the Contracts. They should not be considered as bearing on the investment performance of the assets held in the separate account.

          Financial statements for AUSA for the years ended December 31, 2000 and 1999 and for each of the three years in the period ended December 31, 2000 have been prepared on the basis of statutory accounting principles, rather than accounting principles generally accepted in the United States.

          There are no financial statements for the separate account as of the date of the prospectus and this SAI.

INDEX TO FINANCIAL STATEMENTS
--------------------------------------------------------------------------------

AUSA LIFE INSURANCE COMPANY, INC.

          Report of Independent Auditors dated February 15, 2001

          Statutory-basis balance sheets at December 31, 2000 and 1999

          Statutory-basis statements of operations for the years ended December 31, 2000, 1999 and 1998

          Statutory-basis statements of changes in capital and surplus for the years ended December 31, 2000, 1999 and 1998

          Statutory-basis statements of cash flow for the years ended December 31, 2000, 1999 and 1998

          Notes to statutory-basis financial statements

          Statutory-basis financial statement schedules

AUSA Series Annuity Account B

                                    PART C
                               OTHER INFORMATION
                               -----------------

Item 24.  Financial Statements and Exhibits
          ---------------------------------

          (a)  Financial Statements

               The financial statements for the AUSA Series Annuity Account B and for AUSA Life Insurance Company, Inc. ("AUSA") will be included in a future amendment.

          (b)  Exhibits

               (1) Resolution of the Board of Directors of AUSA establishing the separate account.

               (2)  Not Applicable

               (3)  Distribution of Contracts

                    (a)  Form of Master Agreement 1/
                                                  -
                    (b)  Amendment to Master Agreement 2/
                                                       -
                    (c)  Form of Participation Agreement 1/
                                                         -
                    (d)  Principal Underwriting and Distribution Agreement 2/
                                                                           -
                    (e) First Amendment to Principal Underwriting and Distribution Agreement 2/
                                                -
                    (f)  Broker/Dealer Selling Agreement 2/
                                                         -

               (4)  (a)  Specimen Flexible Payment Variable Accumulation
                         Deferred Annuity Contract (VA14NY)
                    (b)  Individual Retirement Annuity Endorsement (END00101NY)
                         3/
                         -
                    (c) Roth Individual Retirement Annuity Endorsement (EA123NY) 3/
                                   -

               (5) Application for Flexible Payment Variable Accumulation Deferred Annuity Contract 4/
                                              -
               (6)  (a)  Certificate of Incorporation of AUSA 5/
                                                              -
                    (b)  Amended and Restated By-Laws of AUSA 5/
                                                              -

               (7)  Not Applicable

               (8)  Not Applicable

               (9) Opinion and Consent of Robert F. Colby, Esq. as to Legality of Securities Being Registered 4/
                                                   -

               (10) (a)  Written Consent of Sutherland Asbill & Brennan LLP 4/
                                                                            -
                    (b)  Written Consent of Ernst & Young LLP 4/
                                                              -

               (11) Not Applicable

               (12) Not Applicable

               (13) Schedules for Computation of Performance Quotations 4/
                                                                        -

               (14) Not Applicable

               (15) Powers of Attorney 3/
                                       -

_____________________________
1/ This exhibit was previously filed on Pre-Effective Amendment No. 1 to Form N-4 dated August 18, 1993 (File No. 33-63246) and is incorporated herein by reference.
2/   This exhibit was previously filed on Post-Effective Amendment No. 4 to Form
- S-6 dated April 21, 1999 (File No. 333-23359) and is incorporated herein by reference.
3/   This exhibit was previously filed on the Initial Registration Statement to
- Form N-4 dated June 18, 2001 (File No. 333-63218) and is incorporated herein by reference.
4/   To be filed by amendment.
-
5/   This exhibit was previously filed on Pre-Effective Amendment No. 2 to Form
- S-6 dated October 20, 1997 (File No. 33-86696) and is incorporated herein by reference.

Item 25.  Directors and Officers of the Depositor
          ---------------------------------------

Name                         Principal Business Address          Position and Offices with Depositor
----                         --------------------------          -----------------------------------
Tom A. Schlossberg                           (1)                 Chairman of the Board and President

Marc C. Abrahms              375 Willard Avenue                  Director
                             Newington, Connecticut 06111

William Brown, Jr.           14 Windward Avenue                  Director
                             White Plains, New York 10605

Patrick S. Baird                             (2)                 Vice President and Chief Financial Officer

William L. Busler                            (2)                 Director

James T. Byrne, Jr.          130 Liberty Street, 31/st/ Floor    Director
                             New York, New York 10006

Jack R. Dykhouse             2705 Brown Trail, Suite 302         Director and Vice President
                             Bedford, Texas 76021

Steven E. Frushtick          500 Fifth Avenue                    Director
                             New York, New York 10110

Peter P. Post                415 Madison Avenue                  Director
                             New York, New York 10017

Cor H. Verhagen              51 JFK Parkway                      Director
                             Short Hills, New Jersey 07078

E. Kirby Warren              116/th/ Street and Broadway         Director
                             New York, New York 10025

Colette F. Vargas                            (1)                 Director and Chief Actuary

Robert F. Colby                              (1)                 Director, Vice President and Assistant

                                                                 Secretary

Robert S. Rubinstein         100 Manhattanville Road             Director, Vice President and Assistant
                             Purchase, New York 10577-2135       Secretary

Brenda Clancy                                (2)                 Treasurer


Craig D. Vermie                              (2)                 Secretary

_________________________
(1)  4 Manhattanville Road, Purchase, New York 10577
(2)  4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499

Item 26.  Persons Controlled By Or Under Common Control With The Depositor Or
          -------------------------------------------------------------------
Registrant.
----------
VERENGING AEGON - Netherlands Membership Association

AEGON N.V. - Netherlands corporation  (52.48%)

  Transamerica Corporation and subsidiaries (DE)(100%)

  AEGON Nederland N.V. - - Netherlands corporation (100%)

  AEGON NEVAK HOLDING B.V. - Netherlands corporation (100%)

  GRONINGER FINANCIERINGEN B.V. - Netherlands corporation (100%)

  AEGON INTERNATIONAL N.V. - Netherlands corporation (100%)

    The Aegon Trust - voting trust - (Trustees - K. J. Storm, Donald J. Shepard,

    Joseph B. M. Streppel, Dennis Hersch) (DE)

    AEGON U.S. Holding Corporation (DE) (100%)
      Short Hills Management Company (NJ) (100%)
      CORPA Reinsurance Company (NY) (100%)
      AEGON Management Company (IN) (100%)

    AEGON USA, Inc. - holding co.  (IA) (100%)
      RCC North America LLC (DE) (100%)
      Transamerica Holding Company (DE) (100%)
        Commonwealth General Corporation and subsidiaries (DE) (100%)
        AEGON Funding Corp. (DE) (100%)
        First AUSA Life Insurance Company - insurance holding co.  (MD) (100%)
          AUSA Life Insurance Company, Inc. - insurance  (NY) (82.33%)
          Life Investors Insurance Company of America - insurance  (IA) (100%)
            Bankers United Life Assurance Company - insurance (IA) (100%) Great American Insurance Agency, Inc. (IA) (100%)
            Life Investors Alliance, LLC (DE) (100%)
          Transamerica Life Insurance Company - insurance  (IA) (100%)
            AEGON Financial Services Group, Inc. (MN) (100%)
            AEGON Assignment Corporation of Kentucky (KY) (100%)
            AEGON Assignment Corporation (IL) (100%)
         Southwest Equity Life Insurance Company - insurance (AZ) (100% Voting Common)
         Iowa Fidelity Life Insurance Company - insurance (AZ) (100% Voting Common)
         Western Reserve Life Assurance Co. of Ohio - insurance  (OH) (100%)
            AEGON/Transamerica Services, Inc. - transfer agent (FL)(100%) AEGON/Transamerica Fund Advisers, Inc. - investment adviser (FL) (100%)
            AEGON/Transamerica Series Fund, Inc. - mutual fund  (MD)
         ISI Insurance Agency, Inc. and its subsidiaries (CA) (100%)
            ISI Insurance Agency of Hawaii, Inc. (HI) (100%)
            ISI Insurance Agency of New Mexico, Inc. (NM) (100%)

        AEGON Equity Group, Inc. (FL) (100%)
        Monumental General Casualty Company - insurance  (MD) (100%)
        United Financial Services, Inc. - general agency (MD) (100%) Bankers Financial Life Insurance Company - insurance (AZ)
        The Whitestone Corporation - insurance agency  (MD) (100%)
        Cadet Holding Corp. - holding company  (IA) (100%)
        Monumental General Life Insurance Company of Puerto Rico (PR) (51%)

     AUSA Holding Company - holding company (MD) (100%)
        Monumental General Insurance Group, Inc. - holding company (MD) (100%) Trip Mate Insurance Agency, Inc. (KS) (100%)
        Monumental General Mass Marketing, Inc. - marketing (MD) (100%) Monumental General Administrators, Inc. (MD) (100%)
        National Association Management and Consultant Services, Inc. (MD)(100%) Transamerica Capital, Inc. (CA)(100%)
        Endeavor Management Co. (CA) (100%)
        Universal Benefits Corporation - third party administrator  (IA) (100%)
         Investors Warranty of America, Inc. - provider of automobile extended maintenance contracts (IA) (100%)
        Massachusetts Fidelity Trust Company - trust company  (IA) (100%)
        Money Services, Inc. - financial counseling for employees and agents of affiliated companies (DE) (100%)
         ADB Corporation, L.LC. (DE)(100%
         ORBA Insurance Services, Inc. (CA) (26.91%)
         Great Companies L.L.C. (IA)(30%)
        Roundit, Inc. (MD)(50%)
        Zahorik Company, Inc. - broker-dealer  (CA) (100%)
         ZCI, Inc. (AL) (100%)
         Zahorik, Texas, Inc. (TX)(100%)
        Long, Miller & Associates, L.L.C. (CA) (33-1/3%)
        AEGON Asset Management Services, Inc. (DE) (100%)
        InterSecurities, Inc. - broker-dealer  (DE) (100%)
          Associated Mariner Financial Group, Inc. - holding company (MI) (100%) Idex Investor Services, Inc. - shareholder services (FL) (100%)
        IDEX Management, Inc. - investment adviser  (DE) (100%)
        IDEX Mutual Funds - mutual fund (MA)
        Diversified Investment Advisors, Inc. - investment adviser (DE) (100%)
         Diversified Investors Securities Corporation - broker-dealer  (DE)
         (100%)
          George Beram & Company, Inc. (MA)(100%)
        AEGON USA Securities, Inc. - broker-dealer  (IA) (100%
       Creditor Resources, Inc. - credit insurance  (MI) (100%)
         CRC Creditor Resources Canadian Dealer Network Inc. - insurance agency (Canada) (100%)
           Premier Solutions Group, Inc. (MD)(100%)
       AEGON USA Investment Management, Inc. - investment adviser (IA) (100%) AEGON USA Realty Advisors, Inc. - real estate investment services (IA)
         (100%)
       AEGON Real Estate Services, Inc. (DE) (100%)
       QSC Holding, Inc. (DE) (100%)
       LAI, Inc. (DE)(100%)
         Landauer Realty Associates, Inc. (TX) (100%)
       Realty Information Systems, Inc. - information systems for real estate investment management (IA) (100%)
         RCC Properties Limited Partnership (IA)
       PIA 2001-A, L.P.(100%)

 Item 27.  Number of Contract Owners
           -------------------------

          Because the offering has not yet commenced, there are no Contract owners.

Item 28.       Indemnification
               ---------------

               Provisions exist under the New York Code and the Amended and Restated By-Laws of AUSA whereby AUSA may indemnify certain persons against certain payments incurred by such persons. The following excerpts contain the substance of these provisions.

                       New York Business Corporation Law

Section 722.   Authorization for indemnification of directors and officers

(a) A corporation may indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of the corporation to procure a judgment in its favor), whether civil or criminal, including an action by or in the right of any other corporation of any type or kind, domestic or foreign, or any partnership, joint venture, trust, employee benefit plan or other enterprise, which any director or officer of the corporation served in any capacity at the request of the corporation, by reason of the fact that he, his testator or intestate, was a director or officer of the corporation, or served such other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise in any capacity, against judgments, fines, amounts paid in settlement and reasonable expenses, including attorneys' fees actually and necessarily incurred as a result of such action or proceeding, or any appeal therein, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

(b) The termination of any such civil or criminal action or proceeding by judgment, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not in itself create a presumption that any such director or officer did not act, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation or that he had reasonable cause to believe that his conduct was unlawful.

(c) A corporation may indemnify any person made, or threatened to be made, a party to an action by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he, this testator or intestate, is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of any other corporation of any type or kind, domestic or foreign, of any partnership, joint venture, trust, employee benefit plan or other enterprise, against amounts paid in settlement and reasonable expenses, including attorneys' fees, actually and necessarily incurred by him in connection with the defense or settlement of such action, or in connection with an appeal therein, if such director or officer acted in good faith, for a purpose which he reasonably believed to be in, or, in the case of service for any other corporation or any partnership, joint venture, trust, employee benefit plan or other enterprise, not opposed to, the best interests of the corporation, except that no indemnification under this paragraph shall be made in respect of (1) a threatened action, or a pending action which is settled or otherwise disposed of, or (2) any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, in view of all the circumstances of the case, the person is fairly and reasonably entitled to indemnify for such portion of the settlement amount and expenses as the court deems proper.

(d) For the purpose of this section, a corporation shall be deemed to have requested a person to serve an employee benefit plan where the performance by such person of his duties to the corporation also imposes duties on, or otherwise involves services by, such person to the plan or participants or beneficiaries of the plan; excise taxes assessed on a person with respect to an employee benefit plan pursuant to applicable law shall be considered fines; and action taken or omitted by a person with respect to an employee benefit plan in the performance of such person's duties for a purpose reasonably believed by such person to be in the interest of the participants and beneficiaries of the plan shall be deemed to be for a purpose which is not opposed to the best interests of the corporation.

                          Amended and Restated Bylaws
                          ---------------------------

                                  ARTICLE II
                                  ----------

                         DIRECTORS AND THEIR MEETINGS

     SEC.7.   Any person made a party to any action, suit, or proceeding by reason of the fact that he, his testator or intestate, is or was a director, officer, or employee of the Company or of any Company which he served as such at the request of the Company, shall be indemnified by the Company against the reasonable expenses, including attorney's fees, actually and necessarily incurred by him in connection with the defense of such action, suit or proceeding, or in connection with appeal therein, except in relation to matters as to which it shall be adjudged in such action, suit or proceeding that such officer, Director, or employee is liable for negligence or misconduct in the performance of his duties. The Company may also reimburse to any Director, officer, or employee the reasonable costs of settlement of any such action, suit, or proceeding, if it shall be found by a majority of a committee composed of the Directors not involved in the matter of controversy (whether or not a quorum) that it was in the interest of the Company that such settlement be made and that such Director, officer or employee was not guilty of negligence or misconduct. The amount to be paid, in each instance, pursuant to action of the Board of Directors, and the stockholders shall be given notice thereof in accordance with applicable provisions of law. Such right of indemnification shall not be deemed exclusive of any other rights to which such Director, officer, or employee may be entitled.

                             RULE 484 UNDERTAKING
                             --------------------

     Insofar as indemnification for liability arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel, the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

 Item 29.  Principal Underwriter
           ---------------------

          (a) AFSG Securities Corporation ("AFSG") is the principal underwriter for the Contracts. AFSG currently serves as principal underwriter for the Retirement Builder Variable Annuity Account, Separate Account VA A, Separate Account VA B, Separate Account VA C, Separate Account VA D, Separate Account VA E, Separate Account VA I, and Legacy Builder Variable Life Separate Account of Transamerica Life Insurance Company; the Separate Account VA BNY, Separate Account C, AUSA Series Life Account, AUSA Series Annuity Account and AUSA Series Annuity Account B of AUSA Life Insurance Company, Inc.; the Separate Account I, Separate Account II, and Separate Account V of Peoples Benefit Life Insurance Company; the WRL Series Life Account, WRL Series Annuity Account, and WRL Series Annuity Account B of Western Reserve Life Assurance Co. of Ohio; and Transamerica Occidental Life Separate Account VUL-3 of Transamerica Occidental Life Insurance Company.

          (b)  Directors and Officers of AFSG

                                      Principal Business
                                      ------------------
Name                                        Address                   Position and Offices with Underwriter
----                                        -------                   -------------------------------------
Larry N. Norman                               (1)                     Director and President

Anne M. Spaes                                (1)                      Director and Vice President

Lisa A. Wachendorf                           (1)                      Director, Vice President and Chief Compliance Officer

John K. Carter                               (2)                      Vice President

William G. Cummings                          (2)                      Vice President

Thomas R. Moriarty                           (2)                      Vice President

Christopher G. Roetzer                       (2)                      Vice President

Michael V. Williams                          (2)                      Vice President

Frank A. Camp                                (1)                      Secretary

Linda Gilmer                                 (1)                      Treasurer and Controller

Priscilla I. Hechler                         (2)                      Assistant Vice President and Assistant Secretary

Thomas E. Pierpan                            (2)                      Assistant Vice President and Assistant Secretary

Darin D. Smith                               (1)                      Vice President and Assistant Secretary

Teresa L. Stolba                             (1)                      Assistant Compliance Officer

Emily Bates                                  (3)                      Assistant Treasurer

Clifton W. Flenniken                         (4)                      Assistant Treasurer


______________________________________
(1)  4333 Edgewood Road, N.E., Cedar Rapids, Iowa 52499-0001
(2)  570 Carillon Parkway, St. Petersburg, Florida 33716-1202
(3)  400 West Market Street, Louisville, Kentucky 40202
(4)  1111 North Charles Street, Baltimore, Maryland 21201

          (c)  Compensation to Principal Underwriter

-----------------------------------------------------------------------------------------------------------------------
                                    Net Underwriting
                                    ----------------
     Name of Principal               Discounts and            Compensation on        Brokerage
     -----------------               -------------            ---------------        ---------
        Underwriter                   Commissions               Redemption          Commissions         Commissions
-----------------------------------------------------------------------------------------------------------------------
AFSG Securities Corporation                 0                         0                    0                   0
-----------------------------------------------------------------------------------------------------------------------

 Item 30. Location of Accounts and Records
          --------------------------------

          All accounts, books, or other documents required to be maintained by
          Section 31(a) of the 1940 Act and the rules promulgated thereunder are maintained by the Registrant through AUSA at its administrative office, 570 Carillon Parkway, St. Petersburg, Florida 33716.

 Item 31. Management Services
          -------------------

          Not Applicable

 Item 32. Undertakings
          ------------

          AUSA hereby represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by AUSA.

          Registrant promises to file a post-effective amendment to the Registration Statement as frequently as is necessary to ensure that the audited financial statements in the Registration Statement are never more than 16 months old for so long as payments under the variable annuity contracts may be accepted.

          Registrant furthermore agrees to include either as part of any application to purchase a contract offered by the prospectus, a space that an applicant can check to request a Statement of Additional Information, or a post card or similar written communication affixed to or included in the Prospectus that the applicant can remove to send for a Statement of Additional Information.

          Registrant agrees to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

                                  SIGNATURES
                                  ----------

    Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Initial Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of St. Petersburg, State of Florida, on this 3rd day of July, 2001.

                                     AUSA SERIES ANNUITY ACCOUNT B
                                     (Registrant)

                                     By: /s/ Tom A. Schlossberg
                                         ----------------------
                                         Tom A. Schlossberg */
                                                            -
                                         Chairman of the Board and President of
                                         AUSA Life Insurance Company, Inc.


                                     AUSA LIFE INSURANCE COMPANY, INC.
                                     Depositor

                                     By: /s/ Tom A. Schlossberg
                                        -----------------------
                                        Tom A. Schlossberg */
                                                           -
                                        Chairman of the Board and President

    Pursuant to the requirements of the Securities Act of 1933, this Initial Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature                       Title                          Date
---------                       -----                          ----

/s/ Tom A. Schlossberg        Chairman of the Board            July 3, 2001
--------------------------
Tom A. Schlossberg */         and President
                   -

/s/ Marc C. Abrahms           Director                         July 3, 2001
--------------------------
Marc C. Abrahms */
                -

/s/ William Brown, Jr.        Director                         July 3, 2001
--------------------------
William Brown, Jr. */
                   -

/s/ Patrick S. Baird          Vice President and               July 3, 2001
--------------------------
Patrick S. Baird */           Chief Financial Officer
                 -



/s/ William L. Busler         Director                         July 3, 2001
--------------------------
William L. Busler */
                  -

/s/ James T. Byrne, Jr.       Director                         July 3, 2001
--------------------------
James T. Byrne, Jr. */
                    -

/s/ Jack R. Dykhouse                 Director and Vice President  July 3, 2001
------------------------------
Jack R. Dykhouse */
                 -


/s/ Steven E. Frushtick              Director                     July 3, 2001
------------------------------
Steven E. Frushtick */
                    -

/s/ Peter P. Post                    Director                     July 3, 2001
------------------------------
Peter P. Post */
              -

/s/ Cor H. Verhagen                  Director                     July 3, 2001
------------------------------
Cor H. Verhagen */
                -


/s/ E. Kirby Warren                  Director                     July 3, 2001
------------------------------
E. Kirby Warren */
                -


/s/ Colette F. Vargas                Director and Chief Actuary   July 3, 2001
------------------------------
Colette F. Vargas */
                  -


/s/ Robert F. Colby                  Director, Vice President     July 3, 2001
------------------------------
Robert F. Colby */                   and Assistant Secretary
                -


/s/ Robert S. Rubinstein             Director, Vice President     July 3, 2001
------------------------------
Robert S. Rubinstein */              and Assistant Secretary
                     -


/s/ Brenda Clancy                    Treasurer                    July 3, 2001
--------------------------------
Brenda Clancy */
              -


*/s/ Kimberly A. Scouller
--------------------------------
Signed by Kimberly A. Scouller
As Attorney-in-Fact

                                 EXHIBIT INDEX


Exhibit No.         Description of Exhibit
-----------         ----------------------

  24(b)(1) Resolution of the Board of Directors of AUSA Establishing the Separate Account

  24(b)(4)(a)       Specimen Flexible Payment Variable Accumulation Deferred
                    Annuity Contract (VA14NY)